Exhibit 2.1

EXECUTION VERSION

______________________________

ASSET PURCHASE AGREEMENT

______________________________

by and between

P. H. GLATFELTER COMPANY

and

SPARTAN PAPER LLC

Dated as of August 21, 2018

TABLE OF CONTENTS

i

SECTION 10.11	Governing Law	83
SECTION 10.12	Submission to Jurisdiction	83
SECTION 10.13	Waiver of Jury Trial	83
SECTION 10.14	Specific Performance	84
SECTION 10.15	Counterparts	84
SECTION 10.16	Non-Recourse	84

EXHIBITS

Exhibit  A          Form of Bill of Sale, Assignment and Assumption Agreement

Exhibit  B          Form of Transition Services Agreement

ANNEXES

Annex 1          Working Capital and Accounting Principles

Annex 2          Disclosure Schedule

Annex 3          List of Business Employees

Annex 4          Certain Seller Plan Participants

Annex 5          Actuarial Assumptions

v

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of August 21, 2018 (this “Agreement”), has been entered into by and between P. H. Glatfelter Company, a Pennsylvania corporation (the “Seller”), and Spartan Paper LLC, a Delaware limited liability company (the “Purchaser” and, together with the Seller, the “Parties”, and each, a “Party”).

RECITALS

WHEREAS, the Seller is in the business of developing, manufacturing, producing, marketing and selling Specialty Papers through (i) an integrated pulp and paper making facility (with an on-site power plant) together with research and development operations in Spring Grove, Pennsylvania (the “Spring Grove Facility”), (ii) an integrated pulp and paper making facility (with an on-site power plant) in Chillicothe, Ohio, (iii) a coating and converting facility in Fremont, Ohio, and (iv) certain wood yards (collectively, the “Business”); and

WHEREAS, the Seller intends to sell the Business to the Purchaser and the Purchaser intents to purchase and acquire the Business from the Seller, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.1          Certain Defined Terms.  For purposes of this Agreement, the following terms shall have the following meaning:

“Accounting Principles” means the principles, practices and methodologies described in Part 2 of Annex 1 hereto with respect to the calculation of the Closing Net Working Capital, applied in a manner consistent with the example set forth in such Annex.

“Action” means any claim, action, dispute, demand, suit, arbitration, inquiry, hearing, proceeding or investigation, whether civil, criminal, administrative, investigative or informal, commenced, brought, conducted or heard by or before or otherwise involving any Governmental Authority.

“Actuarial Assumptions” means the applicable actuarial assumptions, methods and methodologies set forth in Annex 5.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.  The word “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Ancillary Agreements” means the Assignment and Assumption Agreement, the Deeds and the Transition Services Agreement.

“Assignment and Assumption Agreement” means the Bill of Sale, Assignment and Assumption Agreement to be executed by the Parties at the Closing, substantially in the form of Exhibit A.

“Assumed Capitalized Lease Amount” means the aggregate amount of all capitalized lease obligations to the extent the related leased assets are included in the Purchased Assets, as of the Effective Time, determined in accordance with the Accounting Principles.

“Boiler Contract” means the Construction Agreement, dated as of May 15, 2015, by and between the Seller and the Specified Supplier with respect to the Specified Boilers.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Business Specific Suppliers” means any supplier of the Business, other than suppliers of commercial products or services that are of a general business nature not specific to the industries in which the Business operates (e.g., logistics providers, temporary labor sources, providers of office supplies, accounting services, etc.).

“Closing Net Working Capital” means the amount of (a) all Purchased Assets of the type included in the line item categories of current assets set forth in Part 1 of Annex 1 minus (b) all Assumed Liabilities of the type included in the line item categories of current liabilities specifically set forth in Part 1 of Annex 1, in the case of each of clause (a) and (b), calculated as of the Effective Time, without duplication, and in accordance with the Accounting Principles; provided that no amounts or accruals in respect of Taxes (current or deferred other than prepaid Taxes that relate to Post-Closing Periods or the portion of the Straddle Period beginning after the Closing Date) shall be reflected in the Closing Net Working Capital.

“Code” means the Internal Revenue Code of 1986, as amended.

“Compliant” means, with respect to the Required Information, that: (a) the Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Required Information not misleading in light of the circumstances under which the statements contained in the Required Information are made; (b) the auditors of the Seller have not withdrawn, or advised the Seller in writing that they intend to withdraw, any audit opinion on any of the audited financial statements contained in the Required Information; and (c) neither the Seller nor its auditors have determined to undertake a restatement of any financial statements included in the Required Information (it being understood that if such restatement is completed or, solely in the case of any such determination by it, the Seller has determined that no such restatement is required, then the Required Information shall not be disqualified under this clause (c) on account of any such prior determination to restate).

“Consent” means any consent, approval, authorization, consultation, waiver, permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under any Regulatory Law, in each case required to permit the consummation of the transactions contemplated by this Agreement.

“Contract” means any legally binding contract, agreement, instrument, license, sublicense, lease, sublease, commitment, or sales or purchase order.

“Debt Financing Sources” means (a) the Lenders (including the parties (other than the Purchaser) to any joinder agreements to the Debt Commitment Letters) and each other Person (other than the Purchaser) that has committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement or other agreement with the Purchaser or any of its Affiliates in connection with, or that is otherwise acting as an arranger, bookrunner, administrative or collateral agent or any other similar representative in respect of, all or any part of the Debt Financing and (b) other than for purposes of Section 10.8, (i) each prospective lender or investor with respect to all or any part of the Debt Financing and (ii) the Affiliates of any Person referred to in clause (a) or (b)(i) above and its and such Affiliates’ respective officers, directors, employees, agents, equityholders, partners, members and representatives and their respective successors and assigns.

“Deed” means, with respect to each parcel of Purchased Owned Real Property, the instrument of conveyance to be executed by the Seller at the Closing in the form of a special or limited warranty deed or its equivalent (except in the case of a Purchased Owned Real Property for which the Seller received a quit claim deed at the time it acquired such Purchased Owned Real Property, in which case in the form of a quit claim deed or its equivalent) customarily given in the applicable jurisdiction and sufficient to be recorded in such jurisdiction.

“Disclosure Schedule” means the Disclosure Schedule attached hereto as Annex 2, dated as of the date hereof, delivered by the Seller to the Purchaser in connection with this Agreement.

“Effective Time” means 12:01 a.m., New York time, on the Closing Date.

“Environmental Law” means any Law or Government Order in effect relating to pollution or protection of the environment or human health or safety (as such relates to exposure to any hazardous or toxic materials, substances or wastes).

“Environmental Permits” means any Permit required under or issued pursuant to any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to a Person in question, any other Person that is (a) a member of a controlled group with such Person in question for purposes of Section 414(b) of the Code or (b) under common control with such Person in question for purposes of Section 414(c) of the Code.

“Excluded Intellectual Property” means any Intellectual Property not included in the Purchased Intellectual Property.

“Fundamental Representations” means the representations and warranties of the Seller set forth in Section 3.1(a) (Organization, Authority and Qualification of the Seller), Section 3.1(c) (Organization, Authority and Qualification of the Seller), Section 3.2(a) (No Conflict), Section 3.10(a) (Real Property), Section 3.11(a) (Tangible Personal Property), Section 3.22 (Affiliate Transactions) and Section 3.23 (Brokers).

“GAAP” means accounting principles generally accepted in the United States of America in effect from time to time.

“Governmental Authority” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or other government, governmental, non-governmental self-regulatory, regulatory or administrative authority, organization, agency, authority or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means (a) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls; and (b) any other chemicals, materials, substances or wastes listed, classified, defined or regulated as toxic or hazardous or as a contaminant under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person as of any time, (a) the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, breakage costs, or other unpaid similar costs, fees or expenses (if any) required to fully discharge such Person’s obligations in respect of (i) indebtedness for borrowed money, including overdrafts, of such Person as of such time, (ii) indebtedness evidenced by bonds, notes, debentures or similar instruments of such Person as of such time, (iii) all letters of credit issued as of such time for the account of such Person, (iv) all obligations of such Person upon which interest charges are customarily paid, (v) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (vi) all obligations of such Person issued or assumed as the deferred purchase price of property or services, (vii) Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all guarantees by such Person in respect of any Indebtedness of any other Person and (ix) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, (b) all obligations of such Person as of such time as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, and (c) reimbursement and other obligations of such Person as of such time with respect to bankers’ acceptances, surety bonds and other financial guarantees, in each case, to the extent payable if the applicable contract is terminated at such time (without duplication of other indebtedness supported or guaranteed thereby).

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Seller pursuant to Section 8.3 and the Purchaser pursuant to Section 8.4, as the case may be.

“Intellectual Property” means all rights in the following in any jurisdiction throughout the world:  (a) patents and patent applications; (b) trademarks, service marks, trade names, trade dress, designs and Internet domain names, together with the goodwill associated therewith; (c) copyrights, including copyrights in computer software; (d) registrations and applications for registration of any of the foregoing under clauses (a) through (c) of this definition; and (e) trade secrets, including, to the extent the following constitute trade secrets under applicable Law, know-how, formulae, data, databases, methods, techniques, processes, and confidential and proprietary information.

“Intercompany Contract” means any Contract or account between or among the Seller and one or more of the Seller’s Subsidiaries.

“IRS” means the Internal Revenue Service of the United States.

“IT Assets” means computers, hardware, networks, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation associated with any of the foregoing.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) of any Governmental Authority.

“Leases” means those certain leases and license agreements for real property as set forth on Section 2.1(a)(xii) of the Disclosure Schedule.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, asserted or unasserted, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Lien” means any security interest, pledge, hypothecation, mortgage, deed of trust, lien, claim, charge, option, easement, right of way, covenant, condition, restriction, lease, sublease, right of first offer or refusal, encroachment, conditional or other sales agreement, restriction on transfer or other encumbrance of any nature whatsoever, other than any license of, option to license, or covenant not to assert claims of infringement, misappropriation or other violation with respect to, Intellectual Property.

“Losses” means losses, damages, Liabilities, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses).

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement (a) commencing on the first Business Day following the date on which the Purchaser shall have received from the Seller all of the Required Information and (b) throughout which the Required Information is Compliant; provided that (i) neither November 21, 2018 nor November 23, 2018 shall be considered a Business Day for the purposes of the Marketing Period, (ii) the Marketing Period may not commence prior to September 4, 2018 and (iii) unless the Marking Period has been completed on or prior to December 19, 2018, the Marketing Period may not commence prior to January 7, 2019; provided, further, that the “Marketing Period” shall be deemed to have not commenced if the Purchaser has received a notice from the Debt Financing Sources in accordance with paragraph 10 of Exhibit C to the Debt Commitment Letter as in effect on the date hereof.  Notwithstanding anything in this definition to the contrary, the Marketing Period will be deemed to have been completed on any earlier date, prior to the expiration of such period of fifteen (15) consecutive Business Days, on which the Debt Financing, in an amount at least equal to the amount thereof under the Debt Commitment Letters as in effect on the date hereof, is obtained by the Purchaser.  If the Seller shall in good faith reasonably believe that it has provided the Required Information, it may deliver to the Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Seller will be deemed to have completed delivery of the Required Information necessary to commence the Marketing Period as of the date of delivery of such notice (or such later date specified in such notice), unless the Purchaser in good faith reasonably believes that the Seller has not completed delivery of the Required Information and, on or prior to the third (3rd) Business Day after delivery to the Purchaser of such notice by the Seller, the Purchaser delivers a written notice to the Seller to that effect (stating with reasonable specificity the extent to which the Required Information has not been delivered).

“Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence or effect that, individually or in the aggregate with all other states of facts, circumstances, conditions, events, changes, developments, occurrences or effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, Liabilities, results of operations or financial condition of the Business, taken as a whole, or (b) prevents, or would reasonably be expected to prevent, the Seller from consummating the transactions contemplated by this Agreement or from performing its obligations hereunder; provided, however, that, in the case of clause (a), no state of facts, circumstance, condition, event, change, development, occurrence or effect shall, individually or in the aggregate, constitute or be taken into account in determining the occurrence of a “Material Adverse Effect” to the extent it relates to, arises out of or results from any one or more of the following:  (i) changes after the date of this Agreement that generally affect the industries in which the Business operates; (ii) changes after the date of this Agreement in economic, business, regulatory or political conditions generally in the United States, or in the global financial or securities markets generally (including interest rates, exchange rates and commodity prices) or in the financial markets of any such jurisdiction; (iii) changes after the date of this Agreement in any Law; (iv) changes after the date of this Agreement in GAAP, including accounting and financial reporting pronouncements by a Governmental Authority; (v) natural disasters, acts of war (whether declared or undeclared), sabotage or terrorism, or an escalation or worsening thereof;

(vi) the announcement of the execution of this Agreement or the identity of the Purchaser as the purchaser of the Business; or (vii) any action taken pursuant to or in accordance with this Agreement or at the request of the Purchaser (provided, however, that this clause (vii) shall not apply with respect to any action taken by the Seller or any of its Subsidiaries to comply with the covenants set forth in Section 5.1(a)); except in the case of the foregoing clauses (i), (ii), (iii), (iv) or (v), to the extent such events, circumstances, occurrences, developments, changes or effects have a materially disproportionate effect on the Business, taken as a whole, relative to other participants operating in the same or similar businesses.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 3(37) or Section 4001(a)(3) of ERISA.

“Neutral Accounting Firm” means PricewaterhouseCoopers LLP or such other internationally recognized public accounting firm to be mutually agreed by the Seller and the Purchaser; provided that the Neutral Accounting Firm shall not have been retained by any Party with respect to the Sale; provided, further, that the team at such Neutral Accounting Firm dedicated to the Sale shall be independent from any other transactions involving the Seller or the Purchaser or their respective Affiliates.

“Neutral Actuary Firm” means Willis Tower Watson Public Limited Company or such other internationally recognized benefits consulting firm to be mutually agreed by the Seller and the Purchaser; provided that the Neutral Actuary Firm shall not have been retained by any Party with respect to the Sale; provided, further, that the team at such Neutral Actuary Firm dedicated to the Sale shall be independent from any other transactions involving the Seller or the Purchaser or their respective Affiliates.

“Permit” means any qualifications, registrations, licenses, permits, approvals, exemptions, consents, rights or authorizations issued or granted by any Governmental Authority.

“Permitted Liens” means (a) statutory liens for current Taxes not yet due or the validity or amount of which is being contested in good faith by appropriate proceedings and that may thereafter be paid without penalty, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing statutory obligations (including workers’ compensation, unemployment insurance or other social security Laws), (c) zoning, entitlement, conservation restriction and other land use and environmental Laws which do not materially interfere with the present use of the Purchased Real Property, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way and other similar matters of record set forth in any local or municipal real property records which would not reasonably be expected to interfere with the present use of the Purchased Real Property, (e) all other Liens set forth in Part 2 of Section 1.1 of the Disclosure Schedule, and (f) other Liens that do not secure any Indebtedness or other monetary obligation, arise in the ordinary course of business and, individually or in the aggregate, would not reasonably be expected to interfere with the present use of the assets subject thereto.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint enterprise, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Personal Data” means any data or information in any media that constitutes personal data or personal information under the Law of any applicable jurisdiction.

“Post-Closing Period” means any taxable period beginning after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or prior to the Closing Date.

“Product Liabilities” means, with respect to any Specialty Papers manufactured, marketed, distributed or sold by the Seller with respect to the Business prior to the Closing or by the Purchaser or its Affiliates following the Closing, all Liabilities (other than Seller Environmental Liabilities) resulting from actual or alleged harm, injury, damage or death to persons, property or business, irrespective of the legal theory asserted.

“Purchased Leased Real Property” means, collectively, (a) the real property leased or licensed to the Seller (or any Affiliate of the Seller), as tenant or licensee pursuant to the Leases and (b) any additional real property subject to such leases or licenses identified, designated and consented to be included within the definition of Purchased Leased Real Property for purposes of this Agreement pursuant to Section 5.20.

“Purchased Real Property” means, collectively, the Purchased Owned Real Property and the Purchased Leased Real Property.

“Purchaser Environmental Liabilities” means any Liability (including for administrative oversight costs, natural resource damages, monitoring and remediation costs and reasonable fees and expenses of attorneys and consultants) to the extent relating to, or arising out of, (a) any Release of Hazardous Materials first occurring on or after the Closing Date at, in, on or from (i) any Purchased Real Property or (ii) any third-party site to which such Hazardous Materials were sent for treatment or disposal on or after the Closing Date in connection with the Business; (b) any human exposure to Hazardous Materials first occurring on or after the Closing Date, to the extent such (i) Hazardous Materials were first Released on or after the Closing Date in connection with the operation of the Business, or (ii) Hazardous Materials were included in any product manufactured or sold, in each case, on or after the Closing Date, in connection with the operation of Business; (c) any violation of or noncompliance with Environmental Laws or Environmental Permits, including with respect to the generation, use, handling, transportation, storage, registration or record-keeping of Hazardous Materials, in connection with the operation of the Business or any Purchased Assets on or after the Closing Date; and (d) any Actions arising out of or resulting from any of the matters described in the preceding clauses (a) through (c); provided that in no case shall Purchaser Environmental Liabilities include any Seller Environmental Liabilities or any Specified Seller Liabilities.

“Registered Intellectual Property” means Intellectual Property issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes through the date hereof.

“Regulatory Laws” means any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition.

“Release” means depositing, disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon, from, or migrating through, within or into, the indoor or outdoor air or any soil, sediment, subsurface strata, surface water, groundwater or natural resources.

“Remedial Action” means any action to investigate, clean up, remove or remediate, or conduct remedial, responsive, monitoring or corrective actions with respect to, any Release of Hazardous Materials.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents and advisors.

“Required Information” means (a) the Audited Financial Statements, (b) the Interim Financial Statements, (c) the unaudited balance sheet of the Business for each fiscal quarter of the Business ended after June 30, 2018 and at least 45 days prior to the Closing Date and the related unaudited statements of income and cash flows of the Business and (d) all other information about the Business, the Purchased Assets and the Assumed Liabilities that is reasonably required to prepare a customary confidential information memorandum for the syndication of the Debt Financing contemplated by the Debt Commitment Letters and customarily provided by a borrower, it being understood that this clause (d) shall not include (i) any information customarily provided by an investment bank or lead arranger in the preparation of such confidential information memorandum and (ii) any financial statements (including, for the avoidance of doubt, any pro forma financial statements or projections) that are not included in clauses (a) through (c) of this definition.

“Retained Employee” means any person (other than a Transferred Employee) who is at the Closing an employee of the Seller or its Subsidiaries.

“Seller Environmental Liabilities” means any Liability (including for administrative oversight costs, natural resource damages, monitoring and remediation costs and reasonable fees and expenses of attorneys and consultants) to the extent relating to, or arising out of, (a) any Release of Hazardous Materials prior to the Closing Date at, in, on or from (i) any Purchased Real Property or (ii) any third-party site to which such Hazardous Materials were sent for treatment or disposal prior to the Closing Date in connection with the Business, including, in each case, any migration of or exposure to, on or after the Closing Date, any Hazardous Materials Released prior to the Closing Date; (b) any human exposure to Hazardous Materials prior to, on or after the Closing Date, to the extent such (i) Hazardous Materials were Released prior to the Closing Date in connection with the operation of the Business, or (ii) Hazardous Materials were included in any product manufactured or sold, in each case, prior to the Closing Date, in connection with the Business;

(c) any violation of or noncompliance with Environmental Laws or Environmental Permits prior to the Closing Date, including with respect to the generation, use, handling, transportation, storage, registration or record-keeping of Hazardous Materials, in connection with the operation of the Business or any Purchased Assets, including any continuation of any such violation or noncompliance for up to ninety (90) days subsequent to the Closing Date, which the Purchaser discovers within such ninety (90) day period and notifies the Seller thereof in accordance with Section 8.5 of this Agreement (provided that, in no case shall any failure to discover such continuation during such period affect any Seller responsibility for the period of noncompliance prior to the Closing Date); (d) any Actions arising out of or resulting from any of the matters described in the preceding clauses (a) through (c), whether such matter was first identified prior to, on or after the Closing Date; and (e) for the avoidance of doubt, any and all Actions or Liabilities relating to the Seller’s former real property in Neenah, Wisconsin or the Fox River; provided that in no case shall the Seller Environmental Liabilities include any Purchaser Environmental Liabilities or Specified Purchaser Liabilities.

“Seller’s Knowledge” means the actual knowledge of the individuals listed in Part 1 of Section 1.1 of the Disclosure Schedule, including such knowledge as the applicable individual would be expected to have after reasonable inquiry of such individual’s direct reports.

“Seller Plans” means (a) all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, to which the Seller is a party, with respect to which the Seller has any obligation or which are maintained, contributed to or sponsored by the Seller, (b) each employee benefit plan for which the Seller or any of its ERISA Affiliates could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (c) any plan in respect of which the Seller or any of its ERISA Affiliates could incur liability under Section 4212(c) of ERISA and (d) any Contracts between the Seller or any of its Affiliates, on the one hand, and any current or former service provider, on the other.

“Specialty Papers” means (a) carbonless and non-carbonless forms papers for credit card receipts, multi-part forms, security papers and other end-user applications, (b) engineered products for high speed ink jet printing, office specialty products, greeting cards, and other niche specialty applications, (c) envelope and converting papers primarily utilized for transactional and direct mail envelopes, and (d) book publishing papers for production of high-quality hardbound books and other book publishing needs.

“Specified Boilers” has the meaning ascribed to such term in Section 3.5 of the Disclosure Schedule.

“Specified Level” has the meaning ascribed to such term in Section 3.5 of the Disclosure Schedule.

“Specified Products” means the “Glatfelter Offset”, “Glatfelter End-Leaf”, “Glatfelter Eggshell” and “Glatfelter Carbonizing Bond” products as they are manufactured and sold by the Seller with respect to the Business using the “Glatfelter” name as of the date hereof.

“Specified Supplier” has the meaning ascribed to such term in Section 3.5 of the Disclosure Schedule.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, a corporation, partnership, joint venture, association, limited liability company or other entity of which such first Person owns, directly or indirectly, more than 50% of the outstanding voting stock or other ownership interests.

“Target Working Capital Amount” means $106,054,000.

“Tax” or “Taxes” means any and all taxes, duties, levies, customs, and other similar fees, assessments and charges, in each case in the nature of a tax, including any interest, penalties or other additions thereto that may become payable in respect thereof, imposed by any Governmental Authority.

“Tax Returns” means any and all returns, claims for refund, reports and forms (including, elections, declarations, amendments, schedules, information returns or attachments thereto) filed, or required to be filed, with a Governmental Authority with respect to Taxes.

“Transfer Taxes” means all transfer, documentary, sales, use, registration, stamp and other such similar Taxes (including all applicable real estate transfer Taxes).

“Transition Services Agreement” means the Transition Services Agreement to be executed by the Parties at the Closing, substantially in the form of Exhibit B.

“Unfunded Employee Liability Adjustment Amount” means an amount, determined as of the Closing Date, equal to the sum of (a) the accumulated post-retirement benefit obligation (determined using the Actuarial Assumptions) of retiree welfare benefits for which the Purchaser will be liable under Article VI and (b) the projected benefit obligation (determined using the Actuarial Assumptions) of any non-qualified pension benefits for which the Purchaser will be liable under Article VI.

“Withheld Amount” means the $2,300,000 (as such amount may be reduced from time to time after the date hereof) that has not been paid by the Seller to the Specified Supplier under the Boiler Contract.

“Working Capital Adjustment Amount” means the amount of the Closing Net Working Capital minus the Target Working Capital Amount.

SECTION 1.2          Definitions.  The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

Accountant	Section 2.7
Acquisition Financing	Section 4.4(a)

Definition	Location

Agreement	Preamble
Allocation	Section 2.7
Alternate Debt Financing	Section 5.12(a)(iii)
Assumed Employee Liabilities	Section 2.1(c)(iv)
Assumed Liabilities	Section 2.1(c)
Assumed Plans	Section 3.17(a)
Audited Financial Statements	Section 3.4(a)
Base Purchase Price	Section 2.2(a)
Business	Recitals
Business Employee List	Section 6.1
Business Employees	Section 6.1
Business Permits	Section 3.8(b)
Closing	Section 2.3(a)
Closing Adjustment Statement	Section 2.6(a)
Closing Date	Section 2.3(a)
Closing Overpayment	Section 2.6(e)(ii)
Closing Payment	Section 2.2(b)
Closing Underpayment	Section 2.6(e)(i)
Competing Activity	Section 5.13(a)
Confidentiality Agreement	Section 5.3(a)
Debt Commitment Letters	Section 4.4(a)
Debt Financing	Section 4.4(a)
Debt Financing Provisions	Section 10.10
Deferred Employee Transfer	Section 6.9(c)(viii)
Disputed Items	Section 2.6(c)
Employment Commencement Date	Section 6.2(b)
Environmental Losses	Section 8.8(d)
Environmental Losses Report	Section 8.8(f)
Equity Commitment	Section 4.4(a)
Equity Commitment Letter	Section 4.4(a)
Equity Financing	Section 4.4(a)
Estimated Assumed Capitalized Lease Amount	Section 2.3(b)(i)(A)
Estimated Unfunded Employee Liability Adjustment Amount	Section 2.3(b)(i)(B)
Estimated Working Capital Adjustment Amount	Section 2.3(b)(i)(D)
Excluded Assets	Section 2.1(b)
Excluded Liabilities	Section 2.1(d)
Existing Stock	Section 5.5(b)
Financial Statements	Section 3.4(a)
Financing Commitments	Section 4.4(a)
Group 1 TSA Business Employees	Section 6.1(b)
Group 2 TSA Business Employees	Section 6.1(c)
Inactive Business Employee	Section 6.2(b)
Insurance Policies	Section 3.21
Interim Financial Statements	Section 3.4(a)

Definition	Location

Investors	Section 4.4(a)
Labor Agreements	Section 3.18(b)
Lenders	Section 4.4(a)
Material Contracts	Section 3.15(a)
Material Customers	Section 3.16(a)
Material Suppliers	Section 3.16(b)
New Debt Commitment Letter	Section 5.12(a)(iii)
Notice of Disagreement	Section 2.6(c)
Outside Date	Section 9.1(a)
Parties	Preamble
Party	Preamble
Pension Liability Amount	Section 6.9(c)(iii)
PJM	Section 5.17(a)
Plans	Section 3.17(a)
Post-Closing Covenant	Section 8.1(b)
Purchase Price	Section 2.2(a)
Purchased Assets	Section 2.1(a)
Purchased Contracts	Section 2.1(a)(i)
Purchased Intellectual Property	Section 2.1(a)(ix)
Purchased Inventory	Section 2.1(a)(v)
Purchased Owned Real Property	Section 2.1(a)(iv)
Purchased Tangible Property	Section 2.1(a)(vi)
Purchaser	Preamble
Purchaser Bank Account	Section 10.1(a)
Purchaser DC Plan	Section 6.9(b)
Purchaser Indemnified Party	Section 8.3
Purchaser’s Allocation	Section 2.7
Purchaser’s FSA Plan	Section 6.4(a)
Purchaser’s Pension Plan	Section 6.9(c)(i)
Purchaser’s Trustee	Section 6.9(c)(ii)
Quality Specification	Section 5.5(c)
R&W Insurance Policy	Section 8.2
Retained Names and Marks	Section 5.5(a)
Review Period	Section 2.6(b)
Sale	Section 2.1
Sanctions	Section 3.8(d)
Scheduled Employees	Section 5.13(b)
Seller	Preamble
Seller Bank Account	Section 10.1(a)
Seller DC Plan	Section 6.9(b)
Seller Indemnified Party	Section 8.4
Seller’s Allocation	Section 2.7
Seller’s FSA Plan	Section 6.4(a)
Seller’s Pension Plan	Section 6.9(c)(i)
Seller’s Trustee	Section 6.9(c)(ii)

Definition	Location

Specified Purchaser Liabilities	Section 2.1(c)(viii)
Specified Seller Liabilities	Section 2.1(d)(viii)
Spring Grove Facility	Recitals
Stay Bonus	Section 6.2(a)
Stay Bonus Payment Date	Section 6.2(a)
Third-Party Claim	Section 8.5(b)
Transferred Employee	Section 6.2(a)
Transferred Pension Plan Assets	Section 6.9(c)(vi)
Transferred Permits	Section 2.1(a)(x)
TSA Benefit Plan	Section 6.4(b)
TSA Benefits Period	Section 5.13(b)
TSA Business Employee	Section 6.2(a)
Unresolved Objections	Section 2.6(d)(ii)
WARN	Section 6.2(d)
Workers’ Compensation Event	Section 6.4(d)

SECTION 1.3          Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)          when a reference is made in this Agreement to an Article, Section, Exhibit, Annex or Schedule, such reference is to an Article or Section of, or an Exhibit, Annex or Schedule to, this Agreement unless otherwise indicated;

(b)          the Exhibits, Annexes and Schedules to this Agreement are an integral part of this Agreement and, subject to Section 1.4, all Exhibits, Annexes and Schedules to this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein;

(c)          the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(d)          whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(e)          the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(f)          all terms defined in this Agreement have such defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g)          the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h)          references to a Person are also to its successors and permitted assigns;

(i)          references to any statute shall be deemed to refer to such statute as amended from time to time (including any successor statute) and to any rules or regulations promulgated thereunder; and

(j)          the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

SECTION 1.4          Disclosure Schedule.  Notwithstanding anything to the contrary contained in this Agreement, the information and disclosures contained in any Section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Disclosure Schedule as though fully set forth in such other Section to the extent, but only to the extent, the applicability and relevance of such information to such other Section is reasonably apparent on the face of such information.  Certain items and matters are listed in the Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement.  In no event shall the listing of items or matters in the Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties set forth in Article III or the covenants contained in this Agreement.  No reference to, or disclosure of, any item or matter in any Section of this Agreement or any Section of the Disclosure Schedule shall be construed as an admission or indication that such item or matter is material.  Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

ARTICLE II
PURCHASE AND SALE

SECTION 2.1          The Sale.  Upon the terms and subject to the conditions set forth in this Agreement, for the consideration set forth in Section 2.2, but subject to Section 2.8, the Parties hereby agree with respect to the sale and purchase of the Business as follows (the “Sale”):

(a)          Purchased Assets.  At the Closing, the Seller shall sell, transfer, convey, assign and deliver, to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all right, title and interest of the Seller in, to and under the following assets, properties and rights (the “Purchased Assets”), free and clear of all Liens other than Permitted Liens:

(i)          subject to Section 2.8, all of the Seller’s rights under the Contracts that are primarily related to the Business (collectively, the “Purchased Contracts”) (it being understood that for purposes of this Section 2.1(a)(i), “primarily” means that at least 90% of a Contract relates to the Business);

(ii)          all prepaid expenses, credits, deposits and advance payments to the extent related to any Purchased Contract;

(iii)          all accounts receivable and other claims for money to the extent related to the Business;

(iv)          the real property set forth in Section 2.1(a)(iv) of the Disclosure Schedule and any additional real property identified, designated and consented to be included within the definition of Purchased Owned Real Property for purposes of this Agreement pursuant to Section 5.20, in each case together with the Seller’s right, title and interest in, to and under all plants, facilities, buildings, structures, improvements and fixtures thereon, all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto (collectively, the “Purchased Owned Real Property”);

(v)          all finished goods, raw materials, supplies, work-in-progress, inventory, packaging and stock in trade to the extent related to the Business (the “Purchased Inventory”);

(vi)          all furniture, fixtures, tools, equipment, machinery, parts, spare parts and tools located at the Purchased Real Property or exclusively used or held for use in connection with the Business (“Purchased Tangible Property”);

(vii)          all motor vehicles used or held for use primarily in connection with the Business;

(viii)          the IT Assets set forth in Section 2.1(a)(viii) of the Disclosure Schedule;

(ix)          the Intellectual Property owned by the Seller as of the date hereof which is primarily related to the Business, excluding for the avoidance of doubt the Retained Names and Marks and any IT Assets other than those set forth in Section 2.1(a)(viii) of the Disclosure Schedule (collectively, the “Purchased Intellectual Property”);

(x)          all Permits that are (A) primarily related to a specified Purchased Asset or  specified group of Purchased Assets or (B) otherwise exclusively related to the Business to the extent such Permits may be transferred to the Purchaser under applicable Law and by the terms of such Permits (the “Transferred Permits”), including those Permits which are set forth in Section 2.1(a)(x) of the Disclosure Schedule;

(xi)          (A) all books of account, general, financial, invoices, shipping records, customer lists, supplier lists, correspondence and other documents, records and files exclusively related to the Business (other than Tax Returns), including all sales, promotion, advertising, market research, readership research, sales media kits, royalty and other files exclusively related to the Business and (B) copies of all documents listed in clause (A) to the extent such documents are related to the Business, but not exclusively related to the Business redacted as appropriate with respect to matters that are not related to the Business;

(xii)          the Leases set forth in Section 2.1(a)(xii) of the Disclosure Schedule and any additional leases or licenses and additional real property subject to such leases or licenses identified, designated and consented to as Purchased Leased Real Property pursuant to Section 5.20;

(xiii)          assets of the Seller’s DC Plan and Seller’s Pension Plan to the extent provided in Article VI;

(xiv)          all claims, defenses, causes of action, choses in action, rights of recovery and rights of set-off or reimbursement of any kind, whether choate or inchoate, known or unknown, contingent or non-contingent, of the Seller to the extent related to the Business (other than to the extent related to the Excluded Assets or Excluded Liabilities), including rights to recover past, present and future damages in connection therewith; and

(xv)          all goodwill associated with the Purchased Assets described in clauses (i) through (xiv) above.

(b)          Excluded Assets.  The Purchaser and the Seller acknowledge and agree that the Seller does not agree to sell to the Purchaser and the Purchaser does not agree to purchase from the Seller any right, title or interest in, to and under any asset property or right other than the Purchased Assets (the “Excluded Assets”).  Notwithstanding anything to the contrary in Section 2.1(a), the Purchased Assets do not include any right, title or interest in, to and under any of the Seller’s following assets, properties or rights, which are Excluded Assets:

(i)          any bank account;

(ii)          any cash and cash equivalents (including deposits, restricted cash, amounts held in escrow, marketable securities and short-term investments);

(iii)          any securities, stock, membership or equity interests or similar rights in any Person;

(iv)          any Intercompany Contract;

(v)          any rights to Tax refunds or credits relating to any Tax imposed on, or arising with respect to, any of the Purchased Assets or the Business for any Pre- Closing Period;

(vi)          the company seal, minute books, charter documents, stock or equity record books and such other books and records as pertain to the organization, existence or capitalization, as well as any other records not involving or related to the Purchased Assets or the operations of the Business;

(vii)          all Excluded Intellectual Property, including any and all rights in and to the Retained Names and Marks (except as set forth in Section 5.5);

(viii)          any rights of the Seller under this Agreement and the Ancillary Agreements;

(ix)          any current and prior insurance policies and any rights of any nature with respect thereto, including any insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(x)          any claims, defenses, causes of action, choses in action, rights of recovery for reimbursement, contribution, refunds, indemnity or other similar payment recoverable by the Seller from or against any third party to the extent related to any Excluded Assets or Excluded Liabilities;

(xi)          the software, computer systems, hardware and networks used by the Seller or any of its Affiliates to provide services under the Transition Services Agreement;

(xii)          except as provided in Article VI, any Plan and any assets of any such Plan; and

(xiii)          any Permits that are not Transferred Permits.

(c)          Assumed Liabilities.  Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser shall, from and after the Closing, assume and agree to pay, perform and discharge when due, any and all of the following Liabilities of the Seller to the extent relating to the Business or the Purchased Assets (except for the Excluded Liabilities) (the “Assumed Liabilities”):

(i)          all Liabilities arising under the Purchased Contracts whether or not such Liabilities are accrued or incurred prior to, at or following the Closing, except as set forth in Section 2.1(d)(viii);

(ii)          all accounts payable to the extent related to the Business;

(iii)          all Liabilities for product warranty service claims to the extent relating to products of the Business and all Product Liabilities of the Business whether or not such Liabilities are accrued or incurred prior to, at or following the Closing;

(iv)          all Liabilities in respect of any and all accrued vacation, sick leave and accrued pension benefits of the Transferred Employees under the Seller’s Pension Plan and any other Liabilities expressly assumed by the Purchaser under Article VI (collectively, the “Assumed Employee Liabilities”);

(v)          all Purchaser Environmental Liabilities (except for the Specified Seller Liabilities set forth in Section 2.1(d)(viii));

(vi)          fifty percent (50%) of any Transfer Taxes in accordance with Section 5.11(b);

(vii)          all Liabilities for Taxes imposed on, or arising with respect to, any of the Purchased Assets or the Business for any Post-Closing Period and any portion of a Straddle Period beginning after the Closing Date (other than, for the avoidance of doubt, any Transfer Taxes that are Excluded Liabilities);

(viii)          all Liabilities arising out of the matters set forth in Section 2.1(c)(viii) of the Disclosure Schedule (the “Specified Purchaser Liabilities”); and

(ix)          all Liabilities arising out of the Purchased Real Property, except as set forth in Section 2.1(d).

(d)          Excluded Liabilities.  Notwithstanding anything to the contrary in Section 2.1(c), the Purchaser shall not assume and shall not be responsible to pay, perform, satisfy or discharge any Liabilities of the Seller other than the Assumed Liabilities (the “Excluded Liabilities”), which Excluded Liabilities shall include the following:

(i)          fifty percent (50%) of any Transfer Taxes in accordance with Section 5.11(b);

(ii)          all Liabilities for Taxes imposed on, or arising with respect to, any of the Purchased Assets or the Business for any Pre-Closing Period and any portion of a Straddle Period ending on the Closing Date (other than, for the avoidance of doubt, any Transfer Taxes that are Assumed Liabilities);

(iii)          all Liabilities relating to or arising out of (A) the Excluded Assets and (B) any former real properties, operations or products of the Business, including the Seller’s former site in Neenah, Wisconsin;

(iv)          all Indebtedness of the Seller and its Affiliates (other than capitalized lease obligations to the extent the related leased assets are included in the Purchased Assets);

(v)          all Liabilities in respect of (A) any current or former Business Employees, (B) any other current or former service providers of the Seller and its Affiliates and (C) any Seller Plans, other than the Assumed Employee Liabilities;

(vi)          the Seller’s obligations under this Agreement and the Ancillary Agreements;

(vii)          all Seller Environmental Liabilities (except for the Specified Purchaser Liabilities as set forth in Section 2.1(c)(viii)); and

(viii)          all Liabilities arising out of the matters set forth in Section 2.1(d)(viii) of the Disclosure Schedule (the “Specified Seller Liabilities”).

SECTION 2.2          The Purchase Price and the Closing Payment.

(a)          The purchase price (the “Purchase Price”) for the Purchased Assets shall be an amount equal to (i) $360,000,000 (the “Base Purchase Price”) minus (ii) the Assumed Capitalized Lease Amount plus (iii) the Working Capital Adjustment Amount (which may be a negative amount) minus (iv) the Unfunded Employee Liability Adjustment Amount.

(b)          The payment to be made by the Purchaser to the Seller at the Closing (the “Closing Payment”) shall be an amount equal to (i) the Base Purchase Price minus (ii) the Estimated Assumed Capitalized Lease Amount plus (iii) the Estimated Working Capital Adjustment Amount (which may be a negative amount) minus (iv) the Estimated Unfunded Employee Liability Adjustment Amount.

SECTION 2.3          Closing and Pre-Closing Estimates.

(a)          Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 a.m., New York time, on the third (3rd) Business Day following the satisfaction or written waiver (to the extent permitted by applicable Law) of the conditions to the obligations of the Parties hereto set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing) or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing; provided, however, that, if the Marketing Period has not been completed at the time of the satisfaction or such waiver of such conditions, the Closing shall occur instead at 10:00 a.m., New York time, on the date following the satisfaction or such waiver of such conditions that is the earlier of (i) any Business Day before or during the Marketing Period specified by the Purchaser to the Seller on no less than three (3) Business Days’ prior notice to the Seller and (ii) the third (3rd) Business Day following the day of the completion of the Marketing Period (the day on which the Closing actually takes place, the “Closing Date”).  The Closing shall be deemed effective as of the Effective Time for accounting purposes.

(b)          No later than two (2) Business Days prior to the Closing Date, the Seller shall deliver to the Purchaser a statement, together with reasonably detailed supporting information, setting forth (i) the Seller’s reasonable and good faith estimates of (A) the Assumed Capitalized Obligation Amount (the “Estimated Assumed Capitalized Lease Amount”), (B) the Unfunded Employee Liability Adjustment Amount (the “Estimated Unfunded Employee Liability Adjustment Amount”), (C) the Closing Net Working Capital and (D) the resulting Working Capital Adjustment Amount (the “Estimated Working Capital Adjustment Amount”) which may be a negative amount and (ii) the amount of the Closing Payment.

SECTION 2.4          Closing Deliveries by the Seller.  At the Closing, the Seller shall deliver to the Purchaser:

(a)          the Deeds, in form and substance required to effect the transfer of the Purchased Owned Real Property to the Purchaser and evidence such transfer on the public records, in each case, reasonably satisfactory to the Purchaser and duly executed by the Seller;

(b)          executed counterparts of each Ancillary Agreement (other than the Deeds delivered pursuant to Section 2.4(a)), in each case, duly executed by the Seller;

(c)          a certificate of non-foreign status for the Seller pursuant to Section 1.1445-2(b)(2) of the Regulations;

(d)          a receipt for the Closing Payment received by the Seller;

(e)          owner’s affidavits as more particularly described in Section 5.7, duly executed by the Seller; and

(f)          the certificate described in Section 7.2(c).

SECTION 2.5          Closing Deliveries by the Purchaser.  At the Closing, the Purchaser shall deliver to the Seller:

(a)          the Closing Payment by wire transfer in immediately available funds to the Seller Bank Account;

(b)          executed counterparts of each Ancillary Agreement to which the Purchaser is a party; and

(c)          the certificate described in Section 7.3(c).

SECTION 2.6          Adjustment of the Closing Payment.

(a)          Within seventy-five (75) days after the Closing Date, the Purchaser shall deliver to the Seller a statement prepared in good faith and in accordance with the Accounting Principles (the “Closing Adjustment Statement”), together with reasonably detailed supporting information, setting forth the Purchaser’s determination of the Assumed Capitalized Lease Amount, the Closing Net Working Capital, the resulting Working Capital Adjustment Amount, the Unfunded Employee Liability Adjustment Amount and the Purchase Price calculated in accordance with Section 2.2(a).  The Purchaser may not modify the Closing Adjustment Statement once it has been delivered to the Seller in accordance with this Section 2.6(a).

(b)          For a period of forty-five (45) days following the delivery of the Closing Adjustment Statement (the “Review Period”), the Purchaser shall, and shall cause its Affiliates to, permit the Seller and its Representatives reasonable access, during normal business hours upon reasonable advance notice, to the relevant financial books and records of the Business and the employees and advisors of the Purchaser and its Affiliates responsible for the preparation of the Closing Adjustment Statement solely for the purposes of the Seller’s exercise of its review and objection right contemplated in this Section 3.4.  If the Purchaser employs a firm of independent accountants in connection with the preparation of the Closing Adjustment Statement, subject to the execution by the Seller of a customary non-reliance letter, the Purchaser shall use its reasonable efforts to cause such independent accountants to permit the Seller and its Representatives to review any workpapers used in the preparation of the Closing Adjustment Statement.

(c)          The Seller shall notify the Purchaser within the Review Period if the Seller objects to any matter set forth in the Closing Adjustment Statement, which notice shall include a reasonably detailed statement describing the basis for such objection (the “Notice of Disagreement”).  If no Notice of Disagreement is received by the Purchaser within the Review Period, then the Closing Adjustment Statement shall be deemed to have been accepted by the Seller and will become final and binding upon the Parties.  If the Seller timely delivers a Notice of Disagreement, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute (such matters, the “Disputed Items”).  The Notice of Disagreement shall set forth in reasonable detail each Disputed Item, the disputed amount of each Disputed Item, the Seller’s alternative amount of each Disputed Item and the basis for such alternative calculation, and the Seller’s alternative calculation of the Purchase Price after taking into account the Seller’s alternative amount of each Disputed Item.  Any component of the calculations set forth in the Closing Adjustment Statement that is not the subject of a timely delivered Notice of Disagreement and properly included Disputed Item in accordance with this Section 2.6(c) by the Seller shall be final and binding upon the Parties, unless the resolution of any Disputed Item affects an undisputed component of the Closing Adjustment Statement, in which case such undisputed component shall, notwithstanding the failure to object to such component in the Notice of Disagreement, be considered a Disputed Item to the extent affected by such resolved Disputed Item.

(d)          The Disputed Items shall be resolved as follows:

(i)          The Seller and the Purchaser shall first negotiate in good faith to resolve the Disputed Items during the thirty (30) days following delivery of the Notice of Disagreement.  Any resolution agreed to in writing by the Seller and the Purchaser as to the Disputed Items shall be final and binding upon the Parties.

(ii)          If the Sellers and the Purchaser do not reach a resolution of all Disputed Items within thirty (30) days after delivery of the Notice of Disagreement pursuant to Section 2.6(d)(i), then any such unresolved objections (the “Unresolved Objections”) shall be resolved conclusively and bindingly for the Parties through a determination made by the Neutral Accounting Firm (acting solely as an expert and not as an arbitrator).  The Neutral Accounting Firm shall be instructed to make a determination with respect to the Unresolved Objections and the Neutral Accounting Firm shall only consider (A) whether the components of the Unresolved Objections were prepared in accordance with this Section 2.6 and (B) whether there were mathematical errors in the components of the Unresolved Objections.  Any disagreement over the scope of the Unresolved Objections to be resolved by the Neutral Accounting Firm shall be determined pursuant to Article X and not by the Neutral Accounting Firm.  The Parties shall provide the Neutral Accounting Firm with all necessary documents as requested by it as soon as possible and shall instruct the Neutral Accounting Firm to render its decision in accordance with the terms set forth in this Section 2.6 and as promptly as reasonably practicable.  The Neutral Accounting Firm shall be instructed to grant the Parties the opportunity to state their points of view and, if the Neutral Accounting Firm determines that a hearing would be appropriate, the Neutral Accounting Firm may conduct a hearing on the Unresolved Objections.

All submissions by the Seller or the Purchaser to the Neutral Accounting Firm shall be in writing and shall simultaneously be delivered to the other Party and there shall be no ex parte communication with the Neutral Accounting Firm.  The Neutral Accounting Firm shall be instructed to submit its decision and its reasoning in writing to the Parties.  Absent fraud, intentional misconduct or manifest error, the resolution by the Neutral Accounting Firm of the Unresolved Objections shall be final and binding upon the Parties.  The fees and disbursements of the Neutral Accounting Firm shall be allocated between the Seller and the Purchaser in the same proportion that the aggregate amount of Unresolved Objections so submitted to the Neutral Accounting Firm are unsuccessfully disputed by each such Party (as finally determined by the Neutral Accounting Firm) bears to the total amount of the Unresolved Objections so submitted, as determined by the Neutral Accounting Firm in its final determination.

(e)          Within three (3) Business Days after the Closing Adjustment Statement becomes final and binding upon the Parties pursuant to Section 2.6(c) or the Closing Adjustment Statement (as modified) becomes final pursuant to Section 2.6(d), one of the following payments shall be made:

(i)          If the Purchase Price, as finally determined in accordance with the foregoing provisions of this Section 2.6, exceeds the Closing Payment (such amount, the “Closing Underpayment”), the Purchaser shall pay to the Seller an amount equal to the Closing Underpayment to the Seller Bank Account.

(ii)          If the Purchase Price, as finally determined in accordance with the foregoing provisions of this Section 2.6, is less than the Closing Payment (such amount, the “Closing Overpayment”), the Seller shall pay to the Purchaser an amount equal to the Closing Overpayment to the Purchaser Bank Account.

SECTION 2.7          Allocation of the Purchase Price.  The Closing Payment plus the portion of the Assumed Liabilities, if any, that constitute proceeds of disposition for U.S. federal income tax purposes shall be allocated among the Purchased Assets in accordance with Section 1060 of the Code and the Regulations.  The Seller shall deliver a preliminary allocation (the “Seller’s Allocation”) to the Purchaser promptly following the Closing Date, and in any event no later than ninety (90) days after the Closing Date.  If the Purchaser disagrees with the Seller’s Allocation, the Purchaser shall, within thirty (30) days after receipt of the Seller’s Allocation, deliver to the Seller a revised draft containing any changes that the Purchaser proposes to be made to the Seller’s Allocation (the “Purchaser’s Allocation”).  Following delivery of the Purchaser’s Allocation, the Seller and the Purchaser shall work together in good faith to reach agreement on the disputed items or amounts, as applicable.  If the Seller and the Purchaser are unable to reach such agreement within thirty (30) days following delivery of the Purchaser’s Allocation, they shall promptly thereafter submit for resolution the items remaining in dispute to an accounting firm of national reputation in the United States, as may be mutually acceptable to the Parties (such agreed firm, the “Accountant”), and shall instruct the Accountant to (i) make a determination regarding such dispute as promptly as practicable, and in any event within thirty (30) days from the date of submission of such dispute to the Accountant and (ii) deliver promptly thereafter a copy of its determination to the Seller and the Purchaser, together with a report setting forth each disputed item and the Accountant’s determination with respect thereto.

The fees and expenses of the Accountant shall be borne fifty percent (50%) by the Seller and fifty percent (50%) by the Purchaser.  The allocation, as prepared by the Seller if no Purchaser’s Allocation has been timely delivered, as adjusted pursuant to any agreement between the Seller and the Purchaser or as determined by the Accountant pursuant to this Section 2.7 shall be the “Allocation” and shall be conclusive and binding on all Parties (and their Affiliates).  The Seller and the Purchaser shall cooperate in good faith to update the Allocation to the extent that there is any change in the proceeds of disposition for U.S. federal income tax purposes subsequent to the Closing Date, including as a result of an adjustment pursuant to Section 2.6.  None of the Seller, the Purchaser or their respective Affiliates shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such Allocation unless required to do so by applicable Law.

SECTION 2.8          Non-Assignment; Consents.

(a)          Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, transfer, convey, assign or deliver any Purchased Asset if an attempted sale, assignment, transfer, conveyance, assignment or delivery thereof would be prohibited by applicable Law or would, without the Consent of any third party, (i) constitute a breach or other contravention thereof, or (ii) be ineffective, void or voidable, unless and until such Consent is obtained.

(b)          The Parties shall cooperate in good faith and shall use their reasonable best efforts to obtain, or cause to be obtained, any (i) Consent (other than Consents of Governmental Authorities under Regulatory Laws, which shall be governed by Section 5.4) required to sell, assign, transfer, convey, assign or deliver any Purchased Contract or other Purchased Asset and (ii) Transferred Permit and to obtain the unconditional release of the Seller, so that the Purchaser will be solely responsible for the Assumed Liabilities; provided that neither the Purchaser nor the Seller shall be required to pay any amount or provide any other consideration to any Person from whom any such Consent is required (other than in the case of items 5 and 6 of Section 2.1(d)(viii) of the Disclosure Schedule or any Transferred Permit, customary and reasonable filings or other similar fees and reasonable deposits or other forms of credit support).  In furtherance of the foregoing, the Purchaser agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority to the extent necessary to facilitate the issuance or transfer of a Permit to the Purchaser.  If such Consent or Transferred Permit is not obtained prior to the Closing, then, until the earlier of such time such Consent or Transferred Permit is obtained or twelve (12) months after the Closing Date, the Seller shall cooperate with the Purchaser in any arrangement reasonably acceptable to the Purchaser and the Seller intended to (A) provide the Purchaser, to the fullest extent reasonably practicable, the economic and other claims, rights and benefits of any such Purchased Assets and (B) cause the Purchaser to bear all costs and Liabilities thereunder from and after the Closing Date in accordance with this Agreement.

(c)          For such time from and after the Closing as the Seller holds any Purchased Assets and provides the Purchaser any claims, rights and benefits of any such Purchased Asset pursuant to an arrangement described above in this Section 2.8, the Purchaser shall indemnify and hold the Seller harmless from and against any and all Losses incurred or asserted as a result of the Seller’s post-Closing direct or indirect ownership, management or operation of any such Purchased Assets in the ordinary course of business consistent with past practice (only to the extent that such Losses relate to the Business).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser as of the date of this Agreement and as of the Closing Date as follows; provided, however, that the following representations and warranties are subject to and fully qualified and limited by any exceptions or disclosures of events, information or documents which are set forth in the Disclosure Schedule in accordance with and subject to Section 1.4:

SECTION 3.1          Organization, Authority and Qualification of the Seller.

(a)          The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania and has all necessary corporate power and authority (i) to enter into this Agreement and the Ancillary Agreements, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and (ii) to own, lease and operate its properties included in the Purchased Assets and to carry on the Business as presently owned, leased, operated and conducted.

(b)          The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of the Business makes such licensing or qualification necessary, except to the extent that the failure to be so duly licensed, qualified or in good standing would not have a Material Adverse Effect.

(c)          The execution and delivery of this Agreement and the Ancillary Agreements by the Seller, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or other action on the part of the Seller.  This Agreement has been, and upon their execution the Ancillary Agreements will have been, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes, and upon their execution the Ancillary Agreements will constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

SECTION 3.2          No Conflict.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws of the Seller, (b) assuming that all filings and notifications described in Section 3.3 have been made and any applicable waiting period has expired or been terminated, conflict with or violate any Law or Governmental Order applicable to the Seller or the Purchased Assets, (c) conflict with, result in any violation or breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Seller or any of its Subsidiaries is a party (including any Purchased Contract), or (d) result in the creation of any Lien on any of the Purchased Assets pursuant to a Contract to which the Seller or any of its Subsidiaries is a party, except, in the case of clauses (b), (c) and (d), as would not have a Material Adverse Effect.

SECTION 3.3          Governmental Consents and Approvals.  The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Seller do not and will not require any Consent of any Governmental Authority, except (a) the pre-merger notification and waiting period requirements under the HSR Act, (b) where failure to obtain such Consent would not prevent or materially delay the consummation by the Seller of the transactions contemplated by this Agreement and the Ancillary Agreements and would not have a Material Adverse Effect or (c) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates.

SECTION 3.4          Financial Information.

(a)          Section 3.4 of the Disclosure Schedule contains true and correct copies of (i) the audited balance sheet of the Business for the financial years ended as of December 31, 2016 and December 31, 2017, and the related audited statements of income and cash flows of the Business (collectively, the “Audited Financial Statements”) and (ii) the unaudited balance sheet of the Business as of December 31, 2017 and June 30, 2018, and the unaudited statements of income and cash flows of the Business for the six months ended June 30, 2017 and June 30, 2018 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).  The Financial Statements (A) were prepared in accordance with the books of account and other financial records of the Seller (except as may be indicated in the notes thereto), (B) present fairly in all material respects the financial condition and results of operations of the Business as of the dates thereof or for the periods covered thereby and (C) were prepared in accordance with GAAP applied on a consistent basis during the period presented; provided that, in the case of clauses (B) and (C), (x) the Interim Financial Statements were, subject to normal recurring year-end adjustments and except as set forth in the notes thereto, prepared and presented on a basis consisted with the Audited Financial Statements, and (y) the Financial Statements are presented on a carve-out basis to include the historical financial position and results of operations applicable to the Business, and the allocation of costs and expenses included in the Financial Statements represents in the case of corporate functions shared by the Business and the other businesses of the Seller only a reasonable allocation methodology and is not necessarily indicative of such costs and expenses that would have resulted if the Business had been operating as a separate entity or on a stand-alone basis.  There were no (I) changes in Seller’s accounting policies or the method of application of the Seller’s accounting policies in preparing the Financial Statements or (II) changes in the method of applying the Seller’s use of estimates in the preparation of the Interim Financial Statements as compared with the Audited Financial Statements.

(b)          The books, records and accounts of the Seller with respect to the Business, have been maintained in material compliance with applicable legal and accounting requirements and in accordance with sound business practices, and such records accurately reflect, in all material respects, all transactions in respect of conduct of the Business.

(c)          The system of internal controls over financial reporting of the Seller is designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of the Business.

SECTION 3.5          Absence of Undisclosed Liabilities.  There are no Liabilities of the Seller or any of its Subsidiaries related to the Business, other than Liabilities (a) reflected or reserved against on the Financial Statements or the notes thereto, (b) incurred since June 30, 2018, in the ordinary course of the Business consistent with past practice or (c) that would not have a Material Adverse Effect.

SECTION 3.6          Conduct in the Ordinary Course.  Since December 31, 2017, through the date hereof, the Seller (a) has conducted the Business in the ordinary course consistent with past practice and (b) has not taken any action or omitted to take any action which if taken or omitted to be taken after the date hereof would constitute a violation of Section 5.1(c)(i), Section 5.1(c)(ii), Section 5.1(c)(x) or Section 5.1(c)(xii).  Since December 31, 2017, there has not occurred any Material Adverse Effect.

SECTION 3.7          Litigation; Governmental Orders.  There is no Action relating to the Business by or against the Seller pending, or to the Seller’s Knowledge as of the date hereof, threatened before any Governmental Authority that would have a Material Adverse Effect, would constitute a criminal offense under a Law or would affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.  Except as would not reasonably be expected to materially affect the ability of the Seller to carry out the Business, as currently conducted, there is no outstanding Governmental Order of, or pending or, to the Seller’s Knowledge as of the date hereof, threatened by, any Governmental Authority relating to the Business.

SECTION 3.8          Compliance with Laws; Permits; Anti-Corruption; Sanctions.

(a)          Except as would not have a Material Adverse Effect, since January 1, 2015, the Seller is in compliance in all material respects with all applicable Laws with respect to the Business.  Since January 1, 2015, the Seller has not received written notice of any material violation of any Law relating to the operation of the Business.

(b)          The Seller holds, and since January 1, 2015 has held, all material Permits (the “Business Permits”) necessary under applicable Laws for the conduct of the Business as currently conducted by the Seller.  No Action is pending, or to the Seller’s Knowledge as of the date hereof, threatened seeking the revocation or cancellation of any such Business Permit.  The Seller is in compliance in all material respects with the conditions of the Business Permits and no default or violation or, to the Seller’s Knowledge, event that with the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any such Business Permit.  None of the Business Permits will be terminated or impaired, or will become terminable, in whole or in part, as a result of the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

(c)          Since January 1, 2013, the Seller, its Subsidiaries and its and their directors, officers, employees and agents acting on behalf of the Seller or any of its Subsidiaries (in each case, with respect to the Business) have been in compliance with the U.S. Foreign Corrupt Practices Act of 1977 and all other applicable Laws relating to anti-bribery and anti-corruption, Sanctions, money laundering, anti-terrorism and export/import controls, and the Seller has instituted and maintains policies and procedures designed to ensure compliance by the Business with such Laws.

(d)          None of the Seller, any of its Subsidiaries or any of its or their directors, officers, employees or agents acting on behalf of the Seller or any of its Subsidiaries (in each case, with respect to the Business) is a Person that is, or is owned or controlled by Persons that are:  (i) the target of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom or the European Union (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the target of comprehensive territorial Sanctions (currently, Cuba, Crimea, Iran, North Korea, and Syria).

SECTION 3.9          Environmental Matters.

(a)          Except for such matters that have not resulted, and would not reasonably be expected, individually or in the aggregate, to result, in a material liability, obligation or cost to the Seller with respect to the Business or the Purchased Assets, (i) since January 1, 2014, the Seller has been in compliance with all applicable Environmental Laws; the Seller has obtained, and has been in compliance with, all Environmental Permits required for the conduct of the Business; copies of all such active Environmental Permits have been provided by the Seller to the Purchaser; and there is no Action pending, or, to the Seller’s Knowledge as of the date hereof, threatened, before any Governmental Authority that seeks the revocation, cancellation, suspension or adverse modification of any such Environmental Permit; (ii) there is no written notice and no Action, in each case, alleging any violation of, or liability or obligation under, any Environmental Law or Environmental Permit, including any liability or obligation for performing or funding the costs of Remedial Action at or near any Purchased Real Property or any third-party real property or facility to which wastes constituting Hazardous Materials were sent for disposal, treatment, reclamation or recycling, in each case, relating to the operation of the Business or to the Purchased Assets that is pending, or, to the Seller’s Knowledge as of the date hereof, threatened, against the Seller (directly or arising from indemnification obligations to any third party); (iii) there is no Governmental Order, and no binding agreement with any Governmental Authority addressing any alleged violation of or liability under any Environmental Law or Environmental Permit, pursuant to which there is any unresolved or future obligation or cost in respect of any Environmental Law or Environmental Permit, in each case, relating to the Business or the Purchased Assets; and (iv) there has been no Release of, and no human exposure to, any Hazardous Material at, on, under or from any Purchased Real Property, or, in connection with the operation of the Business, at any other location, that requires any Remedial Action pursuant to applicable Environmental Law or is reasonably likely to result in an Action against the Seller (arising directly or arising from indemnification obligations to any third party).

(b)          The representations and warranties contained in Section 3.3, Section 3.4, Section 3.5, Section 3.6 and this Section 3.9 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental, health or safety matter, including natural resources, related in any way to the Business, including the Purchased Assets, or to this Agreement or its subject matter, and no other representation contained in Article III of this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

SECTION 3.10          Real Property.

(a)          The Seller has (i) good and marketable fee simple title to the Purchased Owned Real Property that is material, individually or in the aggregate, to the conduct of the Business as currently conducted and (ii) a valid leasehold interest in the Purchased Leased Real Property that is material, individually or in the aggregate, to the conduct of the Business as currently conducted, in each case, free and clear of all Liens other than Permitted Liens.

(b)          As of the Closing, there will be no real property primarily used in the conduct of the Business as currently conducted other than the Purchased Real Property and any such additional real property that is identified and designated by the Seller pursuant to Section 5.20 and not consented to by the Purchaser as Purchased Real Property pursuant to Section 5.20.  To the Seller’s Knowledge, a true and correct description of the current use of each individual parcel of Purchased Owned Real Property is set forth in Section 2.1(a)(iv) of the Disclosure Schedule.  To the Seller’s Knowledge, neither the Seller nor any of its Affiliates has any right to acquire or lease any real property pursuant to any outstanding Contract or option to purchase or lease any real property that as of the date hereof is intended to be used in the operation of the Business.

(c)          All improvements located on the Purchased Real Property are in sufficiently good condition and repair (giving due account to the age and length of use of the same, ordinary wear and tear excepted) to allow the Business to be operated in all material respects as currently operated and as presently proposed to be operated.  No fact or condition exists which could result in the termination or reduction of the current access from the Purchased Real Property to existing roads or to sewer or other utility services presently serving such Purchased Real Property that would materially impact the use of the Purchased Real Property.

(d)          Other than the Leases, none of the Purchased Real Property is subject to any Contract granting to an Affiliate or any other Person any right to the possession, use, occupancy or enjoyment of such Purchased Real Property or any part thereof.

(e)          Seller has not received any written notice or claim from any counterparty or beneficiary of any easement, covenant, condition, restriction or similar provision in any instrument of record or unrecorded agreement affecting the Purchased Real Property that the current use and occupancy of the Purchased Real Property and the operation of the Business as currently conducted thereon violates in any respect any such easement, covenant, condition, restriction or similar provision.

(f)          There are no conditions that would be shown by a current, accurate survey of the Purchased Real Property that individually or in the aggregate would reasonably be expected to materially impair the continued use and operation of the Purchased Real Property in the conduct of the Business as currently conducted.

(g)          Seller has not received any written notice that any condemnation or other proceeding in eminent domain is pending or threatened that affects the Purchased Real Property or any portion thereof or interest therein, and, to the Seller’s Knowledge, there are no pending or contemplated condemnation or eminent domain proceedings.

(h)          None of the Purchased Real Property is subject to any Assumed Liabilities or to Liens (other than Permitted Liens) that are, individually or in the aggregate, material to the Business, taken as a whole.

SECTION 3.11          Tangible Personal Property.

(a)          The Seller has good and valid title to any tangible personal property that is material, individually or in the aggregate, to the conduct of the Business as currently conducted and reflected on the Interim Financial Statements as being owned by the Seller, free and clear of all Liens other than Permitted Liens, other than tangible personal property sold or disposed of since June 30, 2018, in the ordinary course of business consistent with past practice.

(b)          All Purchased Inventory (i) is of good and merchantable quality and fit for the purpose for which it was procured or manufactured, (ii) is held by the Seller free and clear of all Liens other than Permitted Liens, and (iii) is usable and saleable in the ordinary course of business, except, in each of the foregoing cases, where the failure of such Purchased Inventory to be as described would not be material to the Business and except for obsolete materials and materials of below standard quality consistent with the reserves reflected on the Financial Statements.  The items of Purchased Inventory conform to their respective specifications, and are manufactured and packaged in compliance in all material respects with applicable Law.

SECTION 3.12          Intellectual Property.

(a)          Except as would not have a Material Adverse Effect, the Seller or one of its Subsidiaries exclusively owns or has the right to use, all right, title and interest in and to the Purchased Intellectual Property, free and clear of any and all Liens, except for Permitted Liens.  Section 3.12(a) of the Disclosure Schedule sets forth all Registered Intellectual Property included in the Purchased Intellectual Property and such Registered Intellectual Property is subsisting and, to the Seller’s Knowledge, valid and enforceable.

(b)          (i) The conduct of the Business conducted by the Seller as of the date of this Agreement does not infringe and has not infringed in the past two years any Intellectual Property of any other Person; and (ii) to the Seller’s Knowledge, no Person is engaging, as of the date of this Agreement, or has engaged in the past two years, in any activity that infringes any Purchased Intellectual Property.  There is no Action initiated by any other Person pending or, to the Seller’s Knowledge, threatened in writing against the Seller concerning the matters described in clause (i) of the preceding sentence; provided that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to the Seller shall be deemed to be “threatened” rather than “pending”.

(c)          The Seller has taken commercially reasonable steps to protect the confidentiality of, and protect against the misuse or misappropriation of the material trade secrets and confidential information included in the Purchased Intellectual Property.  To the Seller’s Knowledge, each current and former employee, consultant or independent contractor of the Seller who has had access to trade secrets or confidential information included in the Purchased Intellectual Property has entered into a written agreement with the Seller that requires such employee, consultant or contractor to protect such information.

(d)          Except as would not have a Material Adverse Effect, since January 1, 2015, the conduct of the Business conducted by the Seller has complied with all Laws, regulatory guidelines, contractual commitments, terms of use and privacy policies with respect to the privacy or security of Personal Data in the possession of or otherwise subject to the control of the Seller in the conduct of the Business.  There have been no unauthorized intrusions or breaches of the security of the Seller’s information technology systems or other unauthorized access resulting in any material data breach of the Business and the Seller has not notified or been required by Law to notify any Person of such a breach or unauthorized access.

SECTION 3.13          Sufficiency of Assets.  Assuming that all Consents of third parties to the transfer of Contracts or Permits to the Purchaser in accordance with Section 2.1 are obtained prior to the Closing, the Purchased Assets, together with the goods, services and licenses contemplated to be provided by the Seller to the Purchaser under this Agreement and the Transition Services Agreement, constitute all of the assets, properties, rights and facilities necessary and sufficient to enable the Purchaser, immediately following the Closing, to continue to conduct the Business in a manner that is in all material respects the same as that conducted by the Seller as of the date hereof.

SECTION 3.14          Products.

(a)          Since January 1, 2015, the Seller has not (with respect to the Business) (i) incurred any personal injury claims of any type in respect of or in connection with the ownership or use of its products or (ii) incurred any material expenses related to product warranty claims.

(b)          The Seller does not have any Liabilities, and there is no written notice, claim or inquiry pending or, to the Seller’s Knowledge as of the date hereof, threatened for replacement or repair of products manufactured, sold, leased or delivered by the Business or for other damages in connection with product warranty claims, except for amounts incurred in the ordinary course of business consistent with past practice which are reflected in the Financial Statements and as would not, individually or in the aggregate, reasonably be expected to be material to the operations of the Business, taken as a whole.

(c)          Since January 1, 2015, the Business has not, whether voluntarily or as a result of any action by any Governmental Authority or trade or consumer group, recalled or withdrawn from the market any of its products due to any manufacturing or other defect.

SECTION 3.15          Material Contracts.

(a)          Section 3.15(a) of the Disclosure Schedule sets forth each of the following Purchased Contracts (other than purchase orders) as of the date hereof (such Contracts, the “Material Contracts”):

(i)          each Contract that is likely to require aggregate payments by or to the Seller, or involve an unperformed commitment or services having a value, in excess of $5,000,000 in any twelve (12)-month period;

(ii)          all mortgages, security agreements or pledges (other than Permitted Liens of the type described in clause (b) of the definition of Permitted Liens) applicable to the Purchased Assets;

(iii)          all Contracts with (A) any Material Customer or (B) any Material Supplier;

(iv)          all Contracts with a customer of the Business which contain a “most-favored-nation” or similar price-related provision in favor of any customer or other counterparty;

(v)          all Contracts for Intellectual Property which are licensed to the Seller or its Affiliates (except for and excluding any such Contracts for commercially available or “off-the-shelf” software or contracts entered into in the ordinary course of business);

(vi)          all Contracts that contain covenants limiting or purporting to limit the ability of the Seller or its Affiliates to engage in any line of business or to compete with any Person or in any geographic area or during any period of time or that restricts any business activity (including the solicitation, hiring or engagement of any Person or the solicitation of any customer), except for ordinary agency or distribution agreements with sales agents or distributors;

(vii)          all Contracts not entered into in the ordinary course of business that provide warranties with respect to the products manufactured and/or sold by the Seller;

(viii)          each Contract not otherwise included in Section 3.15(a) of the Disclosure Schedule that is material to the operation of the Business taken as a whole, not made in the ordinary course of business and that is to be performed after the date of this Agreement;

(ix)          all Contracts between the Seller, on the one hand, and any Affiliate of the Seller, on the other;

(x)          all Contracts that require the Seller to purchase or otherwise obtain its requirements for any goods or services exclusively from one Person or to sell any goods or services exclusively to one Person;

(xi)          all Contracts that include a Governmental Authority as a party (other than Contracts with public utilities for services such as electricity, water, sewage, etc.);

(xii)          all partnership, joint venture or similar agreements with any Person;

(xiii)          any Contract involving any resolution or settlement of any actual or threatened material litigation or arbitration entered into since January 1, 2015 (other than settlement agreements (A) entered into in the ordinary course of business with respect to employment matters or (B) related to Excluded Liabilities); and

(xiv)          the Leases.

(b)          As of the date hereof, each Material Contract and any additional real property lease identified, designated and consented to be included as Purchased Real Property pursuant to Section 5.20 is a legal, valid and binding obligation of the Seller and, to the Seller’s Knowledge, the counterparties thereto, is in full force and effect, and no condition exists or event has occurred that (whether with or without notice or lapse of time or both) would constitute a default by the Seller under any Material Contract or any such additional lease or license, or would permit termination, modification or acceleration under any Material Contract or any such additional lease or license.  The Seller has not received any written notice from any other party to any Material Contract or any such additional lease or license alleging any default by the Seller thereunder that would permit termination of such Material Contract or such additional lease or license.  Prior to the date of this Agreement, accurate and complete copies of each Material Contract have been made available by the Seller to the Purchaser.

SECTION 3.16          Material Customers and Suppliers.

(a)          Section 3.16(a) of the Disclosure Schedule lists the ten (10)-largest customers (including distributors) of the Business (measured by revenues) for the calendar year 2017 (the “Material Customers”).  Since January 1, 2018, until the date hereof, no Material Customer has terminated, materially reduced the rate of or materially decreased the price of buying Specialty Paper products from the Business or notified the Seller that such Material Customer intends to terminate, materially reduce the rate of, or materially decrease the price of, buying Specialty Paper products from the Business.

(b)          Section 3.16(b) of the Disclosure Schedule lists the ten (10)-largest Business Specific Suppliers of the Business (measured by aggregate amounts paid or payable by the Seller) for the calendar year 2017 (the “Material Suppliers”).  Since January 1, 2018, until the date hereof, no Material Supplier has terminated, materially increased the rate of, or materially increased the price of, supplying services to the Business or notified the Seller that such Material Supplier intends to terminate, materially increase the rate of, or materially increase the price of, supplying services to the Business.

SECTION 3.17          Employee Benefit Matters.

(a)          Plans and Material Documents.  Section 3.17(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, to which the Seller is a party, with respect to which the Seller has any obligation or which are maintained, contributed to or sponsored by the Seller for the benefit of any current or former employee, officer or director of the Business, (ii) each employee benefit plan for which the Seller or any of its ERISA Affiliates could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Seller or any of its ERISA Affiliates could incur liability under Section 4212(c) of ERISA and (iv) any Contracts between the Seller, or any of its Affiliates, and any Transferred Employee (collectively, the “Plans”), separately identifying with an asterisk each Plan or any portion thereof for which assets or Liabilities will transfer to the Purchaser or its Affiliates pursuant to Article VI or by operation of Law (collectively, the “Assumed Plans”).  Neither the Seller nor any of its current or former ERISA Affiliates has maintained, established, sponsored, participated in or contributed to any Multiemployer Plan related to the Business.  The Seller has made available to the Purchaser a true and complete copy (or, where no document exists, a summary) of each Plan in which Business Employees participate, including all amendments thereto.  With respect to each Assumed Plan, the Seller has made available to the Purchaser (A) any related trust agreement or other funding instrument, (B) the most recent IRS (or other Governmental Authority) favorable determination letter, (C) any summary plan description, (D) the most current actuarial report and (E) the most recent Form 5500 (or other annual report) and attached schedules.  Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

(b)          Certain Types of Plans.  No Assumed Plan is subject to Title IV of ERISA or Section 412 of the Code (other than the Seller’s Pension Plan) or is a “multiple employer plan” (within the meaning of Section 4063 or 4064 of ERISA).  Section 3.17(b) of the Disclosure Schedule lists each Assumed Plan that provides for continuing health, medical, dental, disability, hospitalization or life insurance benefits or coverage for any current or former Business Employee following retirement or other termination of employment except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any other similar applicable Law.  Except to the extent otherwise provided under any Labor Agreement, each such Assumed Plan may be amended, modified or terminated at any time, in each case, without material liability to the Purchaser or its Affiliates on or at any time after the Closing.

(c)          Compliance.  Each Plan has been operated in accordance with its terms and the requirements of all applicable Laws, except in each case as would have a Material Adverse Effect.  No material Action is pending or, to the Seller’s Knowledge, threatened, with respect to any Assumed Plan (other than claims for benefits in the ordinary course) and, to the Seller’s Knowledge, no fact or event exists that could give rise to any such Action.  The Seller and its Affiliates (i) have performed all material obligations required to be performed by them under any Assumed Plan and (ii) are not in any material respect in default under or in violation of any Assumed Plan, and to the Seller’s Knowledge, there is no material default or violation by any other party with respect to any Assumed Plan.  All contributions required to be made by the terms of any Assumed Plan or under applicable Law as of the date of this Agreement have been made, and any contributions required to be made under the terms of any such Assumed Plan or under applicable Law that are payable but not due have been accrued in accordance with GAAP.

(d)          Qualification of Certain Plans.  Each Assumed Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS with respect to the most recent applicable determination letter filing period that it is qualified under Section 401(a) of the Code and the related trust is tax-exempt under Section 501(a) of the Code or has timely applied to the IRS for such a letter, and to the Seller’s Knowledge, nothing has occurred that could reasonably be expected to adversely affect such qualification.

(e)          Absence of Certain Arrangements.  Neither the execution and the delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in conjunction with any other event) will (i) result in any payment becoming due on or after the Closing Date to any director, officer, employee or former employee of the Business; (ii) result in any forgiveness of any indebtedness; (iii) materially increase any compensation or benefits otherwise payable under any Plan; (iv) result in any acceleration of the time of payment, vesting or funding of any material benefits under any Plan; (v) result in the breach or violation of or default under, or limit the Purchaser’s right to amend, modify or terminate, any Assumed Plan; or (vi) result in any payment, benefit or other entitlement that (A) would be deductible but for Section 280G of the Code, or (B) would result in any excise tax on any Transferred Employee under Section 4999 of the Code.  No Business Employee is entitled to any gross-up, make-whole or other additional payment from the Seller or any of its Affiliates in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code).

SECTION 3.18          Labor and Employment Matters.

(a)          Except where the failure to be in compliance would not have a Material Adverse Effect, the Business as conducted by the Seller is in compliance with each Labor Agreement applicable to it and all Laws respecting employment and employment practices, including those related to terms and conditions of employment and wages and hours.  There are no Actions pending or, to the Seller’s Knowledge, threatened against the Seller alleging violations of any such Laws that, if successful, would have a Material Adverse Effect.  Except as set forth in Section 3.18(a) of the Disclosure Schedule, (i) there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Business Employee pending, or to Seller’s Knowledge, threatened and (ii) there are no material controversies, strikes, slowdowns or work stoppages pending or, to Seller’s Knowledge, threatened between the Seller and any of its employees employed in connection with the Business, and the Seller has not experienced any such material controversy, strike, slowdown or work stoppage since January 1, 2015.

(b)          The Seller has furnished or caused to be furnished to the Purchaser complete and correct copies of the collective bargaining agreements or other labor union contract or labor agreements to which the Seller is a party relating to the Business (the “Labor Agreements”), which agreements are identified in Section 3.18(b) of the Disclosure Schedule.

(c)          Neither the execution and the delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) require the Seller or any of its Affiliates to consult with or obtain the approval of any labor or trade unions, work councils, employee representatives or employees, or (ii) result in the withdrawal from any Multiemployer Plan.

SECTION 3.19          Taxes.  Except for matters that would not have a Material Adverse Effect, (a) all Tax Returns required to have been filed with respect to such Purchased Assets have been timely filed (taking into account any extension of time to file such Tax Returns) and all such Tax Returns were true, complete and correct in all respects, (b) all Taxes shown to be due and payable on such Tax Returns have been timely paid in full other than Taxes that are being contested in good faith and that have been properly reserved for, (c) the Seller has not received from any Governmental Authority any written notice of proposed adjustment, deficiency or underpayment of Taxes relating to the Purchased Assets that is still pending, (d) no Tax Return filed with respect to the Purchased Assets is currently subject to any audit or proceeding, (e) there are no Liens for any Taxes on the Purchased Assets other than Permitted Liens and (f) the Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case relating to the Purchased Assets.

SECTION 3.20          Accounts Receivable.  All the accounts receivable of the Business as of the date of this Agreement do, and all the accounts receivable of the Business to be included in the computation of the Closing Net Working Capital will, constitute valid claims arising from bona fide transactions of the Business and in favor of the Business except for which adequate reserves have been established in accordance with GAAP.

SECTION 3.21          Insurance.  Section 3.21 of the Disclosure Schedule sets forth a correct and complete list of all insurance policies that provide coverage with respect to the operations and assets of the Business (“Insurance Policies”).  The Seller has delivered, or has caused to be delivered, or made available, or caused to be made available, to the Purchaser, a description of the material terms (i.e., the date, basis for coverage (occurrence or claims made), and term) of each of the Insurance Policies.  The Insurance Policies provide for coverage in such amounts and covering such material risks as are consistent with industry practice.  All Insurance Policies are in full force and effect and all premiums due and payable thereon have been paid in full when due.  The Seller is not in breach or default, and the Seller has not taken any action or failed to take any action which, with the giving of notice or lapse of time, or both, would constitute a breach or default, or permit termination or modification of any of the Insurance Policies.  The Seller has timely filed claims with respect to the Business with applicable insurance carriers with respect to the Insurance Policies.  There is no pending material claim by the Seller against any insurance carrier under any of the Insurance Policies relating to the Business.  There are no claims under the Insurance Policies that are reasonably likely to exhaust the applicable limit of liability.

SECTION 3.22          Affiliate Transactions.  Except for employment relationships, compensation and benefits in the ordinary course of business consistent with past practice or as disclosed in Section 3.22 of the Disclosure Schedule, none of the Purchased Contracts has as a counterparty, and the Assumed Liabilities otherwise do not include any obligation to make payment or transfer any assets or benefits to, Seller, any Affiliate of Seller, or any officer, employee or director of the Seller or any Affiliate of the Seller.

SECTION 3.23          Brokers.  Except for Credit Suisse Securities (USA) LLC, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Seller.  The Seller is solely responsible for the fees and expenses of Credit Suisse Securities (USA) LLC.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

SECTION 4.1          Organization and Authority of the Purchaser.

(a)          The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b)          The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

(c)          The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of the Purchaser.  This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is a party will have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser is a party will constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

SECTION 4.2          No Conflict.  Except as may result from any facts or circumstances relating solely to the Seller, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser,

(b) assuming that all Consents described in Section 4.3 have been obtained, conflict with or violate any Law or Governmental Order applicable to the Purchaser or its respective assets, properties or businesses or (c) conflict with, result in any violation or breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except, in the case of clauses (b) and (c), as would not reasonably be expected to materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

SECTION 4.3          Governmental Consents and Approvals.  The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser is a party do not and will not require any Consent of any Governmental Authority, except (a) the pre-merger notification and waiting period requirements under the HSR Act, or (b) where failure to obtain such Consent would not reasonably be expected to prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.4          Financing.

(a)          The Purchaser has delivered to the Seller true and complete copies of (i) an executed commitment letter with the lenders and arrangers party thereto (together with any lenders and/or arrangers that become party thereto pursuant to any joinder documentation, in accordance with the terms thereof, collectively, the “Lenders”) (including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement) and (ii) any fee letters with the Lenders associated therewith, provided that provisions in the fee letter relating solely to fees and economic terms agreed to by the parties may be redacted in a customary manner, none of which redacted provisions adversely affect, or impose additional conditions on, the availability of Debt Financing (collectively, the “Debt Commitment Letters”), pursuant to which the Lenders have agreed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the transactions contemplated by this Agreement (the “Debt Financing”).  The Purchaser has also delivered to the Seller a true, correct and complete copy of the executed equity commitment letter (including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement, the “Equity Commitment Letter”) from Lindsay Goldberg IV AIV L.P., Lindsay Goldberg IV – A AIV L.P. and Lindsay Goldberg IV – PCF AIV L.P. (the “Investors” and their equity commitment in the Equity Commitment Letter, the “Equity Commitment” and together with the Debt Commitment Letters, the “Financing Commitments”), pursuant to which the Investors have agreed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein for the transactions contemplated by this Agreement (the “Equity Financing”, and, together with the Debt Financing, the “Acquisition Financing”).  Assuming the Acquisition Financing is consummated in accordance with the terms of the Financing Commitments, the aggregate proceeds to be disbursed to the Purchaser pursuant to the agreements contemplated by the Financing Commitments will be sufficient for the Purchaser to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein and to pay all related fees and expenses associated therewith incurred or otherwise payable by the Purchaser.  The Purchaser has fully paid, or caused to be fully paid, any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement.  The Seller is an express third party beneficiary of the Equity Commitment in accordance with the terms and subject to the conditions set forth herein and therein.

(b)          As of the date of this Agreement, the Financing Commitments are in full force and effect and are the legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, the other parties thereto, enforceable against such parties in accordance with their terms, in each case, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.  The obligations of the Lenders to fund the commitments under the Financing Commitments are not subject to any conditions other than as set forth in the Financing Commitments.  As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Financing Commitments by the Purchaser.  As of the date of this Agreement and assuming the conditions set forth in Section 7.1 and Section 7.2 are satisfied, the Purchaser has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Financing Commitments not being satisfied or (ii) the Acquisition Financing not being made available to the Purchaser on a timely basis in order to consummate the transactions contemplated by this Agreement.  Prior to the date of this Agreement, (A) none of the Financing Commitments have been amended or modified and (B) the respective commitments contained in the Financing Commitments have not been withdrawn, modified or rescinded in any respect.  Notwithstanding anything in this Agreement to the contrary, the Purchaser acknowledges and agrees that the obtaining of the Acquisition Financing is not a condition to Closing or the consummation of the transactions contemplated by this Agreement, and that, irrespective and independently of the availability of the Acquisition Financing, the Purchaser shall be obligated to pay the Purchase Price and meet all its financial obligations under this Agreement and the Ancillary Agreements, subject only to the satisfaction or waiver of the conditions set forth in Article VII.

SECTION 4.5          Solvency.  The Purchaser is not entering into this Agreement or the Financing Commitments with the intent to hinder, delay or defraud either present or future creditors.  Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, including the Acquisition Financing pursuant to the Financing Commitments, the payment of the Closing Payment and the payment of the transaction fees and expenses of the Purchaser and its Affiliates, and assuming that the representations and warranties made by the Seller herein are true and correct:

(a)          the fair saleable value (determined on a going concern basis) of the assets of the Purchaser will be greater than the total amount of the Liabilities of the Purchaser known to the Purchaser (including all known Assumed Liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP);

(b)          the Purchaser will be able to pay its debts and obligations in the ordinary course of business as they become due; and

(c)          the Purchaser will have adequate capital to carry on its business as currently conducted.

SECTION 4.6          Litigation.  As of the date hereof, there is no Action pending, or to the Purchaser’s knowledge, threatened, by or against the Purchaser, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.7          Brokers.  No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of the Purchaser.

SECTION 4.8          Independent Investigation; No Other Representations and Warranties.

(a)          The Purchaser has conducted its own independent investigation, review and analysis of, and reached its own independent conclusions regarding, the Business and its operations, assets, condition (financial or otherwise) and prospects.  The Purchaser and its Representatives have been provided such access to the personnel, properties, premises, records and other documents and information of and relating to the Business as it has requested for such purpose.  The Purchaser has been represented by, and had the assistance of, counsel in the conduct of its due diligence, the preparation and negotiation of this Agreement, and the consummation of the transactions contemplated hereby and thereby.  In entering into this Agreement, the Purchaser acknowledges that it has not relied on and is not relying on any representation, warranty or other statement made by, on behalf of or relating to the Seller, the Seller’s Representatives or the Business except for the representations and warranties expressly set forth in this Agreement (including any Exhibit, Annex, Schedule or certificate to this Agreement).

(b)          The Purchaser acknowledges and agrees that (i) other than the representations and warranties expressly made by the Seller in this Agreement (including any Exhibit, Annex, Schedule or certificate to this Agreement), none of the Seller, any of the Seller’s Representatives or any other Person has made or makes any representation or warranty, written or oral, express or implied, at law or in equity, with respect to the Business, the Purchased Assets or the Assumed Liabilities, including any representation or warranty as to merchantability or fitness for a particular use or purpose.

ARTICLE V
COVENANTS

SECTION 5.1          Conduct of Business Prior to the Closing.  From the date hereof and until the Closing, except as (w) otherwise expressly contemplated by this Agreement, (x) set forth in Section 5.1 of the Disclosure Schedule, (y) required by any Law or Order applicable to Seller or any of its Affiliates or the assets or operation of the Business or (z) consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)          the Seller shall use commercially reasonable efforts to (i) operate the Business in the ordinary course of business and (ii) preserve the current operations, organization and goodwill of the Business and its current relationships with customers, suppliers and key employees; provided, however, that no action or inaction by the Seller with respect to any matters specifically addressed by any clause of Section 5.1(c) shall be deemed a breach of this Section 5.1(a) unless such action or inaction would constitute a breach of such clause of Section 5.1(c);

(b)          the Seller shall make capital expenditures with respect to the Business substantially consistent with respect to the amounts and times that are set forth in the capital expenditure forecast attached as Attachment 5.1(b) to the Disclosure Schedule, except where the Purchaser has not provided a consent required for the Seller to make such capital expenditures; and

(c)          with respect to the Business the Seller shall not:

(i)          sell, acquire (including by merger, consolidation, or acquisition of stock or assets), grant any Lien (other than a Permitted Lien) on or lease any material assets or business related to the Business (other than sales or acquisitions of inventory, raw material or obsolete equipment in the ordinary course of business consistent with past practice);

(ii)          except as required by Law or by the terms of any agreement as in effect on the date hereof (including any Labor Agreement), (A) grant or announce any increase in the salaries, bonuses, annual long-term incentive awards or other compensation or benefits payable by the Seller or any of its Affiliates to any Business Employee other than any increases of no more than 10% in connection with the promotion of a Business Employee who assumes the responsibilities of an incumbent who ceases employment and is not otherwise replaced, (B) establish, adopt, enter into, amend or terminate any Plan (other than any Plan that is not expected to be an Assumed Plan) or (C) accelerate the time of payment, vesting or funding of compensation or benefits due to any Business Employee or (D) take any action in respect of the Seller’s Pension Plan that would be reasonably expected to reduce the Pension Liability Amount;

(iii)          (A) hire or offer to hire any Business Employee or terminate any Business Employee (other than any terminations for cause or any hiring to fill vacancies for positions with annual wage or salary of no more than $80,000, in the case of hourly employees calculated on a 40-hour work week, all in the ordinary course of business consistent with past practice), or (B) transfer internally (including in response to a request for transfer by an employee), or otherwise alter the duties and responsibilities of, any employee of the Seller or its Affiliates in a manner that would affect whether such employee is classified as a Business Employee;

(iv)          enter into, amend, modify or terminate any Labor Agreement or, through negotiation or otherwise, make any commitment or incur any Liability to any labor organization with respect to any Business Employee (other than in relation to the resolution of grievances and arbitrations in the ordinary course of business and consistent with past practice, and in each instance in an amount not to exceed $50,000);

(v)          amend the terms of, waive any material rights under or fail to use reasonable efforts to enforce, terminate or enter into (A) any Material Contract, (B) any Contract that, if in effect on the date of this Agreement, would have been required to be listed in Section 3.15 of the Disclosure Schedule or (C) any additional leases or licenses with respect to any real property identified, designated and consented to be included within the definition of Purchased Real Property pursuant to Section 5.20, in each case, other than the renewal of Material Contracts expiring in accordance with their terms on substantially similar terms;

(vi)          (A) vary any inventory practices in a manner inconsistent with the ordinary course of business consistent with past practice or (B) fail to maintain inventory levels and amounts consistent with the ordinary course of business consistent with past practice;

(vii)          other than in the ordinary course of business, abandon, disclaim, sell, assign or grant any security interest in, to or under any material Purchased Intellectual Property;

(viii)          terminate, materially modify or fail to renew any Transferred Permit;

(ix)          cancel or reduce any insurance coverage;

(x)          enter into any commitment for capital expenditures of the Business in excess of $1,000,000 for all commitments in the aggregate (except as contemplated in the capital expenditure budget attached as Attachment 5.1(c)(x) to the Disclosure Schedule);

(xi)          with respect to the Business, change any method of accounting or accounting practice or policy in any respect;

(xii)          settle, compromise, fail to exercise, waive or release any material claims of the Seller (to the extent such claims are not Excluded Liabilities and relate primarily to the Business) other than settlements of any such claims against the Seller solely for money damages payable prior to the Closing Date;

(xiii)          sell, transfer, grant any Lien (other than a Permitted Lien) on or otherwise dispose of any Purchased Owned Real Property or any portion therein;

(xiv)          agree, authorize or commit to take any of the actions specified in this Section 5.1(c).

SECTION 5.2          Access to Information.

(a)          From the date hereof and until the Closing, upon reasonable notice, the Seller shall, and shall cause its Representatives to, (i) afford the Purchaser and its Representatives reasonable access to the offices, properties and books and records of the Seller (to the extent related to the Business) and (ii) furnish to the Representatives of the Purchaser such additional financial and operating data and other information regarding the Business (or copies thereof) as the Purchaser may from time to time reasonably request; provided that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not to interfere to any material extent with the normal operations of the Business; provided, further, such access shall not include access to conduct any sampling and analysis of any soil, soil vapor, groundwater or other environmental media, or any building material, without the express written consent of the Seller, which may be withheld at the Seller’s sole and absolute discretion.  Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to the Purchaser if such disclosure would, based on the advice of counsel, (A) jeopardize any attorney-client or other legal privilege or (B) contravene any applicable Laws (including any Regulatory Law) or binding agreement entered into prior to the date hereof; provided that if the Seller does not disclose any information in reliance on this sentence, the Seller shall (1) promptly provide a written notice to the Purchaser stating that it is withholding information in reliance on this sentence and (2) use commercially reasonable efforts to provide the information so withheld in a way that does not result in any of the consequences referred to in clauses (A) and (B) above.

(b)          From and after the Closing Date, in order to facilitate the resolution of any claims made against or incurred by the Seller relating to the Business in respect of the period prior to the Closing Date, for a period of seven (7) years after the Closing or, if shorter, the applicable period specified in the Purchaser’s document retention policy, the Purchaser shall (i) retain the books and records relating to the Business relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the Representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records as the Seller may from time to time reasonably request; provided that the Purchaser shall notify the Seller at least forty-five (45) Business Days in advance of destroying any such books and records prior to the seventh (7th) anniversary of the Closing in order to provide the Seller the opportunity to copy such books and records in accordance with this Section 5.2(b).  In addition, from and after the Closing Date, in order to facilitate the resolution of any claims made against or incurred by the Seller relating to the Business, the Purchaser shall make reasonably available to the Seller and its Representatives those employees of the Purchaser and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist the Seller in connection with its inquiries for any of the purposes referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes.

(c)          From and after the Closing Date, in order to facilitate the resolution of any claims made against or incurred by the Purchaser relating to the Business, for a period of seven (7) years after the Closing or, if shorter, the applicable period specified in the Seller’s document retention policy, the Seller shall,

(i) retain the books and records relating to the portion of the Business conducted by it relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours, to such books and records as the Purchaser may from time to time request; provided that the Seller shall notify the Purchaser at least forty-five (45) Business Days in advance of destroying any such books and records prior to the (7th) seventh anniversary of the Closing in order to provide the Purchaser the opportunity to copy such books and records in accordance with this Section 5.2(c).  In addition, from and after the Closing Date, in order to facilitate the resolution of any claims made against or incurred by the Purchaser relating to the Business, the Seller shall make reasonably available to the Purchaser and its Representatives those employees of the Seller and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist the Purchaser in connection with its inquiries for any of the purposes referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes.

SECTION 5.3          Confidentiality.

(a)          The terms of the letter agreement, dated as of May 2, 2018 (the “Confidentiality Agreement”), by and between the Seller and Lindsay Goldberg LLC are hereby incorporated herein by reference and shall continue in full force and effect until the consummation of the Closing, at which time such Confidentiality Agreement (other than paragraphs 9 and 10 of the Confidentiality Agreement) and the obligations of the Purchaser under this Section 5.3 shall terminate; provided that the Confidentiality Agreement shall terminate only in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) exclusively relating to the Business or the transactions contemplated by this Agreement.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

(b)          Nothing provided to the Purchaser pursuant to Section 5.2(a) shall in any way amend or diminish the Purchaser’s obligations under the Confidentiality Agreement.  The Purchaser acknowledges and agrees that any information provided to the Purchaser pursuant to Section 5.2(a) or otherwise by the Seller or any of its Representatives shall be treated as Confidential Information under, and shall be subject to the terms and conditions of, the Confidentiality Agreement.  Notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, the Purchaser and its Representatives may disclose any information relating to the Business or the transactions contemplated by this Agreement to any Debt Financing Sources or ratings agencies (in each case, without any obligation on the part of the Debt Financing Sources or ratings agencies to comply with the terms of the Confidentiality Agreement) so long as, in the case of any Debt Financing Sources, such Debt Financing Sources are subject to confidentiality undertakings set forth in the Debt Commitment Letters or that are at least as restrictive as those applicable to the Debt Financing Sources under the Debt Commitment Letters or, in the case of any rating agency, such rating agency is subject to customary confidentiality undertakings with respect to dissemination of such information to such rating agency.

(c)          From and after the Closing until the date that is three (3) years after the Closing Date, the Seller shall, and shall cause its Subsidiaries and its and their Representatives to, keep confidential all non-public information to the extent related to the Business and learned or otherwise obtained by the Seller or any of its Subsidiaries prior to the Closing;

provided, however, that the Seller shall not be liable hereunder with respect to any disclosure of any such information to the extent such disclosure is determined by the Seller (with the advice of counsel) to be required by any applicable Law or Governmental Order, including applicable rules of any securities exchange.  In the event that the Seller or any of its Subsidiaries or its or their Representatives intend to disclose any such non-public information pursuant to the exception noted in the proviso above, the Seller shall, (i) to the extent practical, provide the Purchaser with prompt written notice of such intended disclosure, and (ii) use reasonable efforts to preserve the confidentiality of such non-public information.  Notwithstanding the foregoing, such non-public information shall not include information that (A) is or becomes available to the public after the Closing other than as a result of a disclosure by the Seller or its Subsidiaries or Representatives in breach of this Section 5.3(c) or (B) becomes available to the Seller or its Subsidiaries or its or their respective Representatives after the Closing from a source other than the Purchaser or its Subsidiaries or its or their respective Representatives if the source of such information is not known by the Seller or its Subsidiaries or its or their respective Representatives to be bound by a confidentiality agreement with, or other contractual or legal obligation of confidentiality to, the Purchaser or its Affiliates with respect to such information.  Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing until the date that is ten (10) years after the Closing Date, the Seller shall, and shall cause at all times its Subsidiaries to, keep confidential all trade secrets of the Business.

SECTION 5.4          Regulatory and Other Authorizations.

(a)          The Purchaser and the Seller shall each use its best efforts to promptly obtain all Consents of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements.  The Purchaser and the Seller each agree (i) to make its respective filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within ten (10) Business Days of the date hereof and (ii) to supply as promptly as reasonably practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act or any other Regulatory Law.  The Purchaser shall bear all filing fees or other payments to any Governmental Authorities in order to obtain any such Consent.

(b)          Without limiting the generality of the Purchaser’s undertaking pursuant to Section 5.4(a), the Purchaser agrees to use its best efforts and to take any and all steps necessary to avoid or eliminate each and every impediment under any Regulatory Law that may be asserted by any United States or non-United States governmental antitrust authority or any other party so as to enable the parties hereto to expeditiously close the transactions contemplated hereby no later than the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture, license or other disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby.  In addition, the Purchaser shall use its best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing by the Outside Date.

(c)          Each Party shall promptly notify the other Party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and if reasonably practicable permit the other Party to review in advance, and consider in good faith the view of the other Party regarding, any proposed communication by such Party to any Governmental Authority.  Neither the Purchaser nor the Seller shall agree to participate in any meeting or discussion with any Governmental Authority in respect of any filings, investigation or other inquiry unless if reasonably practicable it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting or discussion.  Subject to the Confidentiality Agreement, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act.  Subject to the Confidentiality Agreement, the Purchaser and the Seller shall provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Business; (ii) as necessary to comply with contractual arrangements or applicable Law; and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d)          The Purchaser shall not, and shall cause its Affiliates not to, enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to make it materially more difficult, or to materially increase the time required, to (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other Regulatory Laws, applicable to the transactions contemplated by this Agreement; (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated by this Agreement; or (iii) obtain all Consents of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.

SECTION 5.5          Retained Names and Marks.

(a)          The Purchaser hereby acknowledges that all right, title and interest in and to the “Glatfelter” name and, to the extent used or held for use in connection with the Business, all names and trademarks that are owned by the Seller or any of its Affiliates and do not constitute Purchased Intellectual Property, together with all variations and acronyms thereof and all trademarks, service marks, Internet domain names, trade names, trade dress, corporate names and other identifiers of source or goodwill containing, incorporating or associated with any of the foregoing (the “Retained Names and Marks”) are owned exclusively by the Seller and that, except as expressly provided below, any and all right of the Purchaser to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to the Seller.  The Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as expressly provided herein.

(b)          The Purchaser shall, for a period of six (6) months after the Closing Date, be entitled to use, solely in connection with the operation of the Business as operated immediately prior to the Closing and solely in the geographic areas in which the Business operates immediately prior to the Closing, all of the existing stocks of signs, billboards, trucks, cars, labels, packaging, letterheads, inventory and other documents and materials included in the Purchased Assets (“Existing Stock”) that contain the Retained Names and Marks, after which period the Purchaser shall, and shall cause its Affiliates to, remove, obliterate or cover the Retained Names and Marks from such Existing Stock or cease using such Existing Stock; provided that the Purchaser shall, for a period of twelve (12) months after the Closing Date, have the right to use packaging, labeling, containers, supplies, advertising and promotional materials, advertisements, technical data sheets and any similar materials bearing the Retained Names and Marks, solely in connection with the manufacture or sale of those Specified Products for which such materials are used immediately prior to the Closing and solely in the same manner as such materials are used immediately prior to the Closing.

(c)          Notwithstanding the foregoing, the Purchaser shall receive a non-exclusive, fully paid-up, royalty-free, non-transferable, non-sublicenseable (except as to any Affiliates or independent contractors used in the marketing, distribution or sale of the Specified Products solely on behalf of the Purchaser) limited license for a period of two (2) years to use the Retained Names and Marks solely in connection with the marketing, distribution and sale of the Specified Products in the Business solely as the Retained Names and Marks have been used in the Business with respect to the Specified Products for the two (2) year period prior to the Closing Date; provided, however, that each such Specified Product must be manufactured, distributed and sold in accordance with the terms of this Section 5.5 and the applicable designs, product specifications and standards for the Specified Products used by the Seller immediately prior to the Closing Date (the “Quality Specification”).  The Purchaser may also use the Retained Names and Marks for purposes of transitioning the Specified Products to trademarks, service marks, Internet domain names, trade names, trade dress, corporate names and other identifiers of source or goodwill that are neither Retained Names and Marks nor confusingly similar thereto; provided, however, that the Purchaser shall first provide the Seller with samples of any and all such proposed uses of the Retained Names and Marks and shall obtain the Seller’s prior written approval thereof, which approval shall not be unreasonably withheld, conditioned or delayed by the Seller.  The Purchaser agrees to furnish to the Seller, from time to time as reasonably requested, samples of Specified Products to which it affixed the Retained Names and Marks and records of the Purchaser’s quality testing in connection therewith so that the Seller may ensure that the Specified Products meet the Quality Specification and other requirements of this Section 5.5.  The Seller may keep records of the results of its quality testing provided that the Seller holds such information as confidential under Section 5.3(c) of this Agreement.  If at any time, any Specified Products manufactured by the Purchaser and bearing the Retained Names and Marks shall, in the reasonable opinion of the Seller, fail to conform to the Quality Specification, the Seller shall give the Purchaser notice of such failure.  With respect to such Specified Products manufactured by the Purchaser after the Seller has given such notice, the Purchaser shall employ its reasonable best efforts to cure such failure.

The Purchaser shall not use the Retained Names and Marks in a manner that is detrimental to the value of or goodwill symbolized by the Retained Names and Marks or in a manner that is reasonably likely to injure, harm or reflect unfavorably on the reputation of the Seller or its Affiliates.  The Purchaser shall not use and shall not authorize the use of the Retained Names and Marks, or any source identifier confusingly similar thereto, as part of the name of a legal entity, trade name, brand name, domain name or any other type of name or source identifier.  The Purchaser shall describe the Retained Names and Marks in a manner so as to indicate clearly that the Retained Names and Marks are owned by the Seller and shall otherwise use its reasonable best efforts to ensure that its use of the Retained Names and Marks is not likely to cause confusion, mistake or deception as to the source, affiliation, sponsorship or endorsement between the Purchaser and the Seller or their respective products or services.

(d)          Except as expressly provided in this Section 5.5, no other right to use the Retained Names and Marks is granted by the Seller to the Purchaser, whether by implication or otherwise, and nothing hereunder shall permit the Purchaser to use the Retained Names and Marks in any manner other than in connection with the Existing Stock and the Specified Products.  The Purchaser shall ensure that all use of the Retained Names and Marks as provided in this Section 5.5 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Business used the Retained Names and Marks prior to the Closing.  Any and all goodwill generated by the use of the Retained Names and Marks under this Section 5.5 shall inure solely to the benefit of the Seller.  The Purchaser shall not and shall cause its Affiliates not to (i) use the Retained Names and Marks in any manner that may damage or tarnish the reputation of the Seller or its Affiliates or the goodwill associated with the Retained Names and Marks other than in connection with the Existing Stock or the Specified Products nor (ii) contest the ownership or validity of any of the Retained Names and Marks, except in the case of (ii) in the event that the Seller or its Affiliates institute a claim or proceeding against the Purchaser for the infringement or misuse of the Retained Names and Marks where the Purchaser believes in good faith that it is using the Retained Names and Marks in accordance with the terms of this Section 5.5.

(e)          The Purchaser agrees that the Seller and its Representatives shall have no responsibility for claims by third parties arising out of, or relating to, the use by the Purchaser of any Retained Names and Marks after the Closing.  In addition to any and all other available remedies, the Purchaser shall indemnify and hold harmless the Seller and its Representatives from and against any and all such claims that may arise out of the use of the Retained Names and Marks by the Purchaser (i) in accordance with the terms and conditions of this Section 5.5, other than such claims that the Retained Names and Marks infringe the Intellectual Property rights of any third party; or (ii) in violation of or outside the scope permitted by this Section 5.5.  Notwithstanding anything in this Agreement to the contrary, the Purchaser hereby acknowledges that in the event of any breach or threatened breach of this Section 5.5, the Seller, in addition to any other remedies available to it, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining the Purchaser from any such breach or threatened breach.

(f)          The Purchaser shall not hold itself out as having any affiliation, association or relationship with the Seller, other than as may be required by applicable Law.  The Purchaser acknowledges that its use of the Retained Names and Marks pursuant to Section 5.5(b) shall not be deemed an endorsement by the Seller of the Purchaser’s or its Affiliates’ products or services, nor be deemed an affiliation between the Parties or their Affiliates.

SECTION 5.6          Other Intellectual Property.  With the exception of Intellectual Property embodied in enterprise software, any Intellectual property licensed under the Transition Services Agreement, and the Retained Names and Marks, the Purchaser shall receive a perpetual, fully paid-up, non-exclusive royalty-free license to Intellectual Property owned by the Seller and used by the Business for the two (2) year period prior to the Closing that is not otherwise included as Purchased Intellectual Property, for use solely in the Specialty Paper field.  The Seller shall receive a perpetual, fully paid-up, royalty-free license to use the Purchased Intellectual Property as used by the Seller’s businesses other than the Business for the two (2) year period prior to the Closing.  For the avoidance of doubt, the Seller shall not receive a license to use the Purchased Intellectual Property for any purposes in the Specialty Paper field.

SECTION 5.7          Title Insurance and Surveys.  Prior to the Closing, the Seller shall reasonably cooperate with the Purchaser to obtain, at the Purchaser’s sole expense, owner’s or lender’s title insurance policies (or bring-down endorsements to any existing title insurance policies, if available) insuring the Purchaser’s interest in the Purchased Real Property or any portion thereof free and clear of all Liens other than Permitted Liens, issued by a nationally recognized title insurance company of the Purchaser’s choosing and issued as of a date reasonably proximate to the Closing and in amounts determined by the Purchaser or any lender.  Seller’s obligations with respect to this Section 5.7 shall include providing reasonable and customary owner’s affidavits executed and delivered by the Seller in favor of the title company in order to permit the title company to delete from the title policy such general exceptions to title as are customarily omitted for the applicable jurisdiction in which the Purchased Real Property is located on the basis of an owner’s affidavit.  Prior to the Closing, the Seller shall also reasonably cooperate with the Purchaser, at the Purchaser’s sole cost and expense, in the Purchaser’s efforts to obtain an as-built ALTA survey (or updates to existing ALTA surveys, if available) from one or more licensed surveyors selected by the Purchaser of each parcel of Purchased Real Property.  Such cooperation shall include but not be limited to providing access to the Purchased Real Property to Purchaser’s surveyor.  The surveys shall be in such form and substance as may be reasonably required by the title company in order to remove the “survey exception” from each of the Purchaser’s title insurance policies and shall be certified to Purchaser, any lender and the title company.

SECTION 5.8          Bulk Transfer Laws.  The Purchaser hereby waives compliance by the Seller with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the Sale.

SECTION 5.9          Further Action.  Following the Closing, the Purchaser and the Seller shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

SECTION 5.10          Misallocated Assets and Misdirected Payments and Correspondence.

(a)          If, following the Closing, any right, property or asset not forming part of the Business is found to be owned or held by the Purchaser, or any right, property or asset that is not a Purchased Asset is otherwise found to have been transferred to the Purchaser in error, then the Purchaser shall transfer at no cost to the Seller, such right, property or asset (and any related Liability) as soon as reasonably practicable to the Seller.  If, following the Closing, any right, property or asset that is a Purchased Asset is found to have been retained by the Seller in error, then the Seller shall transfer at no cost to the Purchaser, such right, property or asset (and any related Liability) as soon as reasonably practicable to the Purchaser.

(b)          Following the Closing, the Seller shall promptly forward to the Purchaser (i) any payment which per the terms of this Agreement belongs to the Purchaser that is received by the Seller after the Closing and (ii) copies of any communications received by the Seller after the Closing from a customer or other business partner to the extent related to the Business.

(c)          Following the Closing, the Purchaser shall promptly forward to the Seller (i) any payment which per the terms of this Agreement belongs to the Seller that is received by the Purchaser after the Closing and (ii) copies of any communications received by the Purchaser after the Closing from a customer or other business partner to the extent related to the Seller.

(d)          The Parties acknowledge and agree that there is no right of set-off regarding the payments described in Section 5.10(b) and Section 5.10(c) and a Party may not withhold such payments in the event there is a dispute regarding this Agreement, any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby.

SECTION 5.11          Tax Matters.

(a)          Straddle Periods.  For all purposes under this Agreement, in the case of any Straddle Period, the portion of Taxes (or any Tax refund and amount credited against any Tax) that are allocable to the portion of the Straddle Period ending on and including the Closing Date will be:  (i) in the case of property Taxes and other Taxes imposed on a periodic basis without regard to income, gross receipts, payroll or sales, deemed to be the amount of such Taxes (or Tax refund or amount credited against Tax) for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending at the end of the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) in the case of all other Taxes, determined as though the relevant taxable year terminated at the end of the Closing Date; provided that any Taxes imposed on an arrears basis that relates to a Straddle Period will be allocated pursuant to this Section 5.11(a).

(b)          Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, each of the Purchaser and the Seller shall pay or cause to be paid, when due, and be responsible for, fifty percent (50%) of any Transfer Taxes imposed or arising with respect to the sale and purchase hereunder of the Purchased Assets.  The Party required by Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other Party’s cooperation, and file, such Tax Return.

If the Seller or any of its Affiliates files any such Tax Return, the Purchaser shall promptly reimburse the Seller for any Transfer Taxes paid by the Seller or such Affiliate in connection with the filing of such Tax Return to the extent the Purchaser is responsible for such Transfer Taxes pursuant to this Section 5.11(b).  If the Purchaser or any of its Affiliates files any such Tax Return, the Seller shall promptly reimburse the Purchaser for any Transfer Taxes paid by the Purchaser or such Affiliate in connection with the filing of such Tax Return to the extent the Seller is responsible for such Transfer Taxes pursuant to this Section 5.11(b).  Seller and Purchaser agree, upon request, to use commercially reasonable efforts to mitigate, reduce or eliminate any Transfer Taxes.

(c)          Tax Cooperation.  Without limiting the obligations set forth in Section 5.2, the Parties shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets or the Business for Pre-Closing Periods and Straddle Periods as is reasonably necessary for the filing of all Tax Returns, the preparation for any audit by any Governmental Authority, and the prosecution or defense of any audit, proposed adjustment or deficiency, assessment, claim, suit or other proceeding relating to any Taxes or Tax Return.

(d)          Post-Closing Actions.  Without the Seller’s consent, the Purchaser shall not, and shall not permit any of its Affiliates (including, after the Closing for the avoidance of doubt) to (i) voluntarily approach any Governmental Authority regarding any Taxes or Tax Returns relating to the Purchased Assets or the Business for any Pre-Closing Period or Straddle Period; provided that the Seller’s consent shall not be unreasonably withheld with respect to any Taxes or Tax Returns relating to the Purchased Assets or the Business for any Straddle Period or (ii) on the Closing Date, take any action relating to Taxes, or that could create a Liability with respect to Taxes, after the Closing that is outside the ordinary course of business (other than as expressly contemplated by this Agreement).

(e)          Tax Refunds.  Without the Seller’s consent (which consent shall not be unreasonably withheld), the Purchaser shall not file or make a formal or informal claim for refund or file any amended Tax Returns attributable to the Purchased Assets or the Business conducted and owned by the Seller for any Pre-Closing Period or for a Straddle Period.  The Purchaser shall pay to the Seller any refunds or credits (including by way of offset), net of any expenses, in respect of Taxes for Pre-Closing Periods or the portion of the Straddle Period ending on the Closing Date.  The Seller shall pay to the Purchaser any refunds or credits (including by way of offset), net of any expenses, in respect of Taxes for Post-Closing Periods or the portion of the Straddle Period beginning after the Closing Date.

SECTION 5.12          Financing; Financing Cooperation.

(a)          Financing.

(i)          The Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Acquisition Financing on the terms and conditions (including the flex provisions) described in the Financing Commitments and, prior to the Closing, shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Commitments or the definitive agreements with respect thereto if such amendment, modification or waiver would

(A) reduce the aggregate amount of the Acquisition Financing (including by changing the amount of fees to be paid or original issue discount, it being understood that nothing in this clause (A) shall restrict the implementation of the flex provisions set forth in the Debt Commitment Letters and the related fee letters) or (B) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Acquisition Financing or other terms, in each case, in a manner that would reasonably be expected to (I) delay, impair or prevent the consummation of the Sale, (II) make the timely funding of the Acquisition Financing or satisfaction of the conditions to obtaining the Acquisition Financing less likely to occur or (III) adversely impact the ability of the Purchaser to enforce its rights against other parties to the Financing Commitments or to draw upon and consummate the Acquisition Financing; provided that, notwithstanding the foregoing, it being understood and agreed that the Purchaser may amend the Debt Commitment Letters (including pursuant to customary joinder agreements) to add lenders, arrangers, bookrunners, agents or similar entities that have not executed the Debt Commitment Letters as of the date of this Agreement.  Any reference in this Agreement to (1) ”Acquisition Financing” shall include the financing contemplated by the Financing Commitments as amended or modified in compliance with this Section 5.12(a)(i) and (2) ”Financing Commitments”, “Equity Commitment” or “Debt Commitment Letters” shall include such documents as amended or modified in compliance with this Section 5.12(a)(i).

(ii)          The Purchaser shall use its reasonable best efforts to (A) subject to Section 5.12(a)(iii), maintain in effect and satisfy on a timely basis all terms, covenants and conditions set forth in the Financing Commitments that are within the Purchaser’s control in accordance with the terms and subject to the conditions thereof, (B) negotiate and, no later than the Closing Date, enter into definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letters and related fee letters, (C) satisfy all conditions to the funding of the Debt Financing that are set forth in such definitive agreements that are within the Purchaser’s control, (D) draw upon and consummate the Acquisition Financing at or prior to the Closing, in any case, subject to the terms and conditions of the Financing Commitments and the definitive agreements with respect thereto, and (E) upon satisfaction of all of the conditions herein to the Purchaser’s obligations to effect the Closing (except as set forth in Section 7.4) and satisfaction of the conditions precedent to the initial funding set forth in the Debt Commitment Letters and the definitive agreements with respect thereto, at the request of the Seller, fully enforce its rights under the Financing Commitments (other than through litigation) to draw upon and consummate the Acquisition Financing, subject to the terms and conditions of the Financing Commitments and the definitive agreements with respect thereto.  The Purchaser shall keep the Seller informed on a reasonably current basis and in reasonable detail with respect to all material activity concerning the status of its efforts to arrange the Debt Financing.  Without limiting the generality of the foregoing, the Purchaser shall notify the Seller promptly, and in any event within two (2) Business Days after it becomes aware thereof, (I) of any material breach or default by any party to any Financing Commitments or definitive documents related to the Acquisition Financing, (II) of the receipt by the Purchaser of any written notice or other communication (other than negotiations of the definitive agreements with respect to the Acquisition Financing) from any Acquisition Financing source with respect to any breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Acquisition Financing of any provisions of the Financing Commitments or any definitive document related to the Acquisition Financing or (III) if for any reason Purchaser no longer believes in good faith that it will be able to obtain all or any portion of the Acquisition Financing contemplated by the Financing Commitments on the terms described therein.

(iii)          If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters or the Debt Commitment Letters shall be terminated or modified in a manner materially adverse to the Purchaser for any reason, the Purchaser shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and conditions no less favorable, in the aggregate, to the Purchaser than those contained in the Debt Commitment Letters and the related fee letters and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”) which shall replace the existing Debt Commitment Letter, a copy of which shall be promptly provided to the Seller.  In the event any New Debt Commitment Letter is obtained, (A) any reference in this Agreement to the “Acquisition Financing” or the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (B) below and (B) any reference in this Agreement to the “Financing Commitments” or the “Debt Commitment Letters” shall be deemed to include the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letters to the extent then in effect.

(b)          Financing Cooperation.  In connection with the Acquisition Financing, the Seller shall provide, and shall cause its Subsidiaries to provide and shall use its reasonable best efforts to cause its Representatives (including members of senior management of the Business as provided in this Section 5.12(b)), including legal and accounting advisors, to provide (in all cases prior to the Closing), reasonable cooperation in connection with the arrangement of the Acquisition Financing as may be reasonably requested by the Purchaser and that is necessary, customary or advisable in connection with the Purchaser’s efforts to obtain the Acquisition Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller or the Business), including:  (i) participation in meetings, rating agency presentations and due diligence sessions and furnishing the Purchaser and its financing sources with the financial and other information regarding the Business or the transactions contemplated by this Agreement that is required to be delivered pursuant to the Debt Commitment Letters, including furnishing as promptly as reasonably practical, the Required Information; (ii) assisting the Purchaser and its financing sources in the preparation of (A) materials for any bank financing and similar documents in connection with any of the Acquisition Financing, including customary confidential information memoranda and lender and investor presentations (including assistance with the preparation of “public” versions thereof), and providing to the financing sources customary authorization and representation letters with respect thereto, and (B) materials for rating agency presentations, and otherwise assisting the Purchaser in procuring a public corporate credit rating and a public corporate family rating in respect of the borrower under the Debt Financing and public ratings for any of the Debt Financing offered in connection therewith; (iii) facilitating customary due diligence; (iv) using reasonable best efforts to obtain from its auditors such accountants’ comfort letters and reports as may be reasonably requested by the Purchaser and the consent of such auditors to the use of their reports in any materials relating to the Acquisition Financing; (v) using reasonable best efforts to obtain such consents, legal opinions, surveys and title insurance as reasonably requested by the Purchaser or its financing sources in connection with any of the Acquisition Financing; (vi) assisting in the preparation of the definitive agreements with respect to the Debt Financing, including credit agreements, intercreditor agreements, pledge and security documents and certificates and other documents relating thereto or required to be delivered thereunder, as reasonably requested by the Purchaser and, to the extent contemplated by the Debt Commitment Letters, otherwise facilitating the granting or perfection of security interests to secure the Debt Financing, including delivery of certificates representing equity interests constituting collateral, intellectual property filings with respect to intellectual property constituting collateral and mortgages with respect to owned real property constituting collateral and obtaining releases of existing Liens; and (vii) furnishing the Purchaser and its financing sources promptly, and in any event at least three (3) Business Days prior to the Closing Date, with all documentation and other information required by any Governmental Authority with respect to any Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening of America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, in each case, to the extent that such documentation and information has been reasonably requested at least ten (10) days prior to the Closing Date; provided that neither the Seller nor any of its Affiliates shall be required to pay any commitment or other similar fee or incur any other Liability in connection with the Acquisition Financing prior to the Closing for which it is not reimbursed by the Purchaser.  The Seller hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Seller or any of the Subsidiaries or the reputation or goodwill of the Seller or any of its Subsidiaries.

(c)          The Purchaser shall, promptly upon the written request of the Seller, reimburse the Seller for all reasonable and documented out-of-pocket third-party costs incurred by the Seller or any of its Representatives in connection with cooperation provided for in Section 5.12(b) (such reimbursement to be made promptly and in any event within three (3) Business Days of delivery of reasonably acceptable documentation evidencing such expenses) and shall indemnify and hold harmless the Seller and its Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Acquisition Financing and any information utilized in connection therewith (other than information provided by the Seller or any of its Affiliates).  All non-public or otherwise confidential information regarding the Seller or any of its Affiliates obtained by the Purchaser or its Representatives pursuant to this Section 5.12 shall be kept confidential in accordance with the Confidentiality Agreement and Section 5.3.

SECTION 5.13          Non-Competition and Non-Solicitation.

(a)          The Seller understands that the Purchaser shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by Law and that the Purchaser would not have entered into this Agreement absent the provisions of this Section 5.13 and, therefore, subject to the provisions of this Section 5.13(a), the Seller agrees that for a period of three (3) years following the Closing Date, the Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, own, control, manage or operate any business that develops, manufactures, produces, markets or sells Specialty Papers in North America (a “Competing Activity”); provided that the foregoing shall not prohibit the Seller or any of its Subsidiaries from:

(i)          acquiring, holding of investments or direct or indirect ownership of any Securities of any Person engaged in a Competing Activity, so long as such ownership interest represents not more than five percent (5%) of the aggregate voting power or outstanding capital stock of such Person;

(ii)          acquiring all or any portion of the Securities of any Person or business engaged in a Competing Activity, which Competing Activity does not account for more than twenty percent (20%) of the revenues of such Person or business (based on its latest annual financial statements); or

(iii)          acquiring all or any portion of the Securities of any Person or business engaged in a Competing Activity, which Competing Activity accounts for more than twenty percent (20%) of the revenues of such Person (based on its latest annual financial statements); provided that the Seller or its applicable Subsidiary uses reasonable best efforts to divest such part of the Business that constitutes a Competing Activity within twelve (12) months following the consummation of such acquisition, but in no event later than eighteen (18) months following the consummation of such acquisition.

(b)          For a period of two (2) years following the Closing Date (or, in the case of any TSA Business Employee, for the period commencing on the Closing Date and ending on the second anniversary of the last day of the applicable period under the Transition Services Agreement (the “TSA Benefits Period”)), the Seller shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Purchaser, solicit to employ or hire (whether as an officer, employee or consultant or other independent contractor) any Transferred Employee or any Business Employee who rejects the Purchaser’s offer of employment pursuant to Section 6.2, including those Business Employees set forth in Section 5.13(b) of the Disclosure Schedule (the “Scheduled Employees”) (it being understood and agreed that the continued employment of any TSA Business Employee by the Seller during the TSA Benefits Period is not prohibited by this Section 5.13(b)); provided, however, that (i) with respect to any Transferred Employee or any Business Employee who rejects the Purchaser’s offer of employment pursuant to Section 6.2, in each case who is not a Scheduled Employee, the restrictions of this Section 5.13(b) shall not apply to (A) any general advertisement or any search firm engagement which, in any such case, is not directed or focused on any such Business Employee and any resultant hiring, or (B) the solicitation or hiring of any such Business Employee whose employment by or term in office with the Purchaser or its Affiliates is terminated at least twelve (12) months prior to the date of the applicable solicitation or hiring,

(ii) with respect to any Scheduled Employee set forth in Part 1 of Section 5.13(b) of the Disclosure Schedule, the restrictions on hiring under this Section 5.13(b) shall not apply to the hiring of any such Scheduled Employee whose employment by or term in office with the Purchaser or its Affiliates is terminated by the Purchaser or its Affiliates without “Cause” (as defined in Part 3 of Section 5.13(b) of the Disclosure Schedule) at least six (6) months prior to the date of the applicable hiring, and (iii) with respect to any Scheduled Employee set forth in Part 2 of Section 5.13(b) of the Disclosure Schedule, the restrictions on hiring under this Section 5.13(b) shall not apply to the hiring of any such Scheduled Employee whose employment by or term in office with the Purchaser or its Affiliates is terminated by the Purchaser or its Affiliates without “Cause” (as defined in Part 3 of Section 5.13(b) of the Disclosure Schedule) at least twelve (12) months prior to the date of applicable hiring.

(c)          For a period of two (2) years following the Closing Date, the Purchaser shall not, and shall cause its Affiliates not to, without the prior written consent of the Seller, solicit to employ or hire (whether as an officer, employee or consultant or other independent contractor) any Retained Employee; provided, however, that the restrictions of this Section 5.13(c) shall not apply (i) to any general advertisement or any search firm engagement which, in any such case, is not directed or focused on any such Retained Employee and any resultant hiring or (ii) the solicitation or hiring of any such Retained Employee whose employment by or term in office with the Seller or its Affiliates is terminated at least twelve (12) months prior to the date of the applicable solicitation or hiring.

(d)          If any provision set forth in this Section 5.13 is invalid, illegal or incapable of being enforced by any law or public policy, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.13, but this Section 5.13 shall be construed as if such invalid, illegal or unenforceable provision had never been set forth in this Section 5.13.  It is the intention of the Parties that if any of the restrictions or covenants contained in this Section 5.13 is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.13 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions, in each case not greater than those contained in this Section 5.13, as shall be valid and enforceable under such applicable Law.

SECTION 5.14          Specified Boiler Matters.

(a)          Prior to the Closing, the Seller shall complete the work set forth in Section 5.14(a) of the Disclosure Schedule with respect to the Specified Boilers; provided that if this work is not completed prior to the Closing, the Parties shall cooperate to cause the work to be completed in accordance with the Seller’s project plan as promptly as reasonably practical after the Closing at the Seller’s expense.

(b)          The Seller shall reimburse the Purchaser up to an amount of $7,500,000 for documented out-of-pocket expenses reasonably incurred by the Purchaser relating to actions taken by the Purchaser to cause the Specified Boilers to operate at the Specified Level (including costs related to a gap boiler, if required);

provided that, to the extent the Seller has used reasonable best efforts to cause the Specified Boilers to operate at the Specified Level, without the consent of the Seller (not to be unreasonably withheld, delayed or conditioned), the Seller shall not be required to reimburse the Purchaser for any such costs incurred prior to the earlier of (i) the time that (A) the Specified Supplier has completed its planned repairs to the Specified Boilers (as described in Section 5.14(b) of the Disclosure Schedule) and (B) the testing procedures to confirm whether the Specified Boilers operate at the Specified Level have been completed (as described in Section 5.14(b) of the Disclosure Schedule) or (ii) June 30, 2019.

(c)          The Seller shall be entitled to participate in any negotiations with the Specified Supplier regarding the Specified Boilers, including (i) whether all or any portion of the Withheld Amount shall be paid to the Specified Supplier, which amount shall be the responsibility of the Seller and (ii) with respect to the Specified Supplier’s obligations to take any additional actions or pay any additional amounts to the Purchaser with respect to repairs to the Specified Boilers; provided that each Party shall reasonably consult with the other Party and keep the other Party informed on a timely basis of such negotiations.  For the avoidance of doubt, any amounts paid by the Specified Supplier to the Purchaser with respect to the Specified Boilers will correspondingly reduce the amount of the Seller’s reimbursement obligation to the Purchaser pursuant to Section 5.14(b).

SECTION 5.15          Insurance.  From the date hereof until the Closing, the Seller shall promptly notify each insurance carrier of any Insurance Policy of any claim relating to the Business that reasonably could be expected to be covered under such Insurance Policy.  Following the Closing, upon the Purchaser’s reasonable request and only to the extent that the applicable Insurance Policies provide any coverage, the Seller shall use its reasonable efforts to, after the Closing, on behalf of the Purchaser, at the Purchaser’s sole cost and expense, file, notice and otherwise continue to pursue any claims (including using reasonable efforts to assert and maintain such claims) and recover proceeds under the terms of any Insurance Policies for any covered loss, Liability or damage under such Insurance Policies arising out of an occurrence prior to the Closing or arising out of an act, error or omission that forms the basis of a claim made against the Business prior to the Closing.  To the extent the Seller or any of its Subsidiaries receives a cash payment following the Closing from any insurance carrier for any such insurance claims, then the Seller shall promptly remit any such cash payment to the Purchaser; provided, however, that such cash payment shall be (i) reduced by the amount of any applicable deductibles and copayment provisions or any payment or reimbursement obligations of the Seller in respect thereof and (ii) net of the amount of any related Tax costs; provided, further, that in the case of any Insurance Policy that is a business interruption or similar insurance policy or that otherwise covers a Loss borne by the Seller prior to the Closing, the Seller shall be entitled to such portion of the insurance recoveries attributable to the portion of the Loss borne by the Seller.

SECTION 5.16          Purchaser Successors and Assigns.  Following the Closing, if the Purchaser or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or a substantial portion of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the Purchaser has sufficient resources to satisfy its obligations hereunder as reasonably determined by the Seller or the successor and assignee shall assume all of the obligations of the Purchaser set forth in this Agreement to the extent such obligations are related to the portion of the properties and assets so transferred.

SECTION 5.17          FERC Matters.  Following the date of this Agreement and prior to the Closing, the Parties shall reasonably cooperate with each other to cause (a) the Seller to be relieved of its obligation to sell the excess electricity generated at the Spring Grove Facility into wholesale power markets operated by PJM Interconnection, L.L.C. and PJM Settlement, Inc. (together, “PJM”), under PJM’s Open Access Transmission Tariff and its other obligations and responsibilities as a member of PJM, and (b) the Seller and the Purchaser to comply with the requirements of PJM set out in Section 2.2 (Transfer of a Generating Facility) and Section 5.7 (Generation Transfer Process) of the PJM Manual 14D, and any other applicable PJM requirements.  In furtherance of the foregoing, prior to the Closing, (i) the Seller shall use its reasonable efforts to cause PJM to enter into such agreements with the Seller as are reasonably necessary to terminate the Seller’s obligation to sell such excess capacity to PJM, including approving a Declaration of Authority, and (ii) the Purchaser shall use its reasonable efforts to enter into one or more agreements with (A) one or more third party energy marketers to sell such excess capacity from the Spring Grove Facility to PJM following the Closing Date, and (B) use its reasonable efforts to cause PJM to consent to the assumption by the Purchaser of the Seller’s (I) responsibilities and obligations as a Generation Interconnection Customer and a Generation Owner in PJM, (II) other responsibilities and obligations as a member of PJM and (III) obligation to sell electric energy and capacity to PJM, including approving a Declaration of Authority, and to grant the Purchaser the right to sell such excess capacity directly or indirectly to PJM.

SECTION 5.18          Reporting Assistance.  Following the Closing and subject to Section 5.3, in addition to the access contemplated by Section 5.2, the Purchaser shall furnish or cause to be furnished to the Seller, during normal business hours, such reasonable access to the books, records and properties of the Purchaser relating to the Business and the Purchased Assets and reasonable cooperation as is necessary in connection with the Seller’s preparation of any financial reporting obligation in connection with or as a result of the transactions contemplated by this Agreement; provided that the Seller shall, promptly following a request by the Purchaser, reimburse the Purchaser for any costs and expenses incurred by the Purchaser in connection with providing such access or cooperation; provided, further, that the Purchaser shall not otherwise be required to execute or deliver any certificates regarding such financial statements or make any representations or warranties or deliver any legal opinions or certificates in support thereof or in connection therewith.

SECTION 5.19          Commingled Contracts.

(a)          For a period of twelve (12) months following the Closing, to the extent that a Contract that is not a Purchased Contract relates to the Business, the Purchaser and the Seller shall use reasonable best efforts to cooperate in any lawful and reasonable arrangement proposed by either the Purchaser or the Seller under which Purchaser shall obtain the benefits and obligations of use of any such Contract held by Seller (or its Affiliates) following the Closing to the extent such Contract relates to the Business.

(b)          For a period of twelve (12) months following the Closing, to the extent that a portion of any Purchased Contract relates to the business of the Seller (excluding, for the avoidance of doubt, the Business), the Purchaser and the Seller shall use reasonable best efforts to cooperate in any lawful and reasonable arrangement proposed by either the Purchaser or the Seller under which the Seller shall obtain the benefits and obligations of use of any such portion of a Purchased Contract held by the Purchaser (or its Affiliates) following the Closing to the extent such Contract relates to the business of the Seller (excluding, for the avoidance of doubt, the Business).

SECTION 5.20          Real Property.  If between the date hereof and Closing, the Seller identifies any additional real property that is used primarily in the conduct of the Business as of the date hereof but was inadvertently omitted from the appropriate Disclosure Schedule, the Seller shall identify and designate such real property by written notice to the Purchaser prior to the Closing as constituting either additional “Purchased Owned Real Property” or “Purchased Leased Real Property”, as applicable; provided that the Purchaser consents to such designation, such consent not to be unreasonably withheld, conditioned or delayed (however for clarity, the Purchaser’s consent shall not be deemed to be unreasonably withheld, conditioned or delayed if any such proposed “Purchased Real Property” is subject to any Liabilities that are or would reasonably be expected to be Assumed Liabilities (other than a capitalized lease obligation included in the Assumed Capitalized Lease Amount) or Liabilities or Liens (other than Permitted Liens) that are, individually or in the aggregate, material to the Business, taken as a whole.)

ARTICLE VI
EMPLOYEE MATTERS

SECTION 6.1          List of Employees.  Prior to the date hereof, the Seller made available to the Purchaser a list (the “Business Employee List”) setting forth (a) the employees of the Seller and its Affiliates that are employed in or primarily engaged in providing services to the Business; (b) the employees of the Seller and its Affiliates set forth in Section 6.1(b) of the Disclosure Schedule (the “Group 1 TSA Business Employees”); and (c) the employees of the Seller and its Affiliates set forth in Section 6.1(c) of the Disclosure Schedule (the “Group 2 TSA Business Employees”, and collectively (a) through (c), the “Business Employees”) with their job title, job grade and primary work location, with such information updated as of a date no earlier than one (1) week prior to the date hereof.  Following the date hereof, the Seller may update the Business Employee List at any time by giving written notice(s) to the Purchaser until twenty (20) days prior to the Closing Date to reflect changes on account of:  (i) non-material changes intended to correct good faith errors or omissions by the Seller in identifying the Business Employees; (ii) any Business Employee who commences a leave of absence or who returns from a leave of absence prior to the Closing Date; (iii) any Business Employees who are no longer employed by the Seller as a result of death, disability or a voluntary termination of employment by the applicable Business Employee; and (iv) other changes agreed in writing by the Parties or permitted by Section 5.1(c)(iii).

SECTION 6.2          Offer of Employment.

(a)          At least fifteen (15) days prior to the Closing, the Purchaser shall, or shall cause one of its Affiliates to, offer employment in writing on terms and conditions consistent with Section 6.2(c) (to the extent applicable) to each Business Employee listed in the updated version of Annex 3 delivered by the Seller pursuant to Section 6.1, including any such Business Employees on vacation, paid time off, or other approved leave of absence as of the Closing but excluding Inactive Business Employees.

The Purchaser shall cause all offers of employment to expressly state that the Purchaser will assume all accrued vacation benefits on the Closing Date.  The Purchaser shall promptly (and in any event within three (3) Business Days of becoming aware that any such employee is not accepting the Purchaser’s offer of employment) notify the Seller in writing if any such employee rejects such offer of employment.  As used herein, “Transferred Employee” means, subject to the limitations included in the remainder of this Section 6.2(a), each Business Employee who accepts such offer or each employee who receives an offer and does not expressly reject it on or before the Closing Date.  Immediately prior to the Closing, the Seller shall terminate the employment of any Business Employee who rejects an offer of employment from the Purchaser; provided that the Seller shall be permitted to wait until the end of the TSA Benefits Period to terminate the employment of any Group 1 TSA Business Employee or Group 2 TSA Business Employee (each, a “TSA Business Employee”) who rejects an offer of employment from the Purchaser, so long as the Seller clearly communicates to such TSA Business Employee in writing prior to the Closing that such TSA Business Employee will not have a position with the Seller after the end of the TSA Benefits Period.  Prior to the Closing, the Purchaser shall update the Business Employee List to indicate which Business Employees will become Transferred Employees and which Business Employees have rejected their employment offers.  In the case of any Group 2 TSA Business Employee, any offers of employment by the Purchaser pursuant to this Section 6.2(a) shall not become effective until the end of the TSA Benefits Period, and any Group 2 TSA Business Employee who receives an offer and does not expressly reject it on or before the end of the TSA Benefits Period shall not become a Transferred Employee for purposes of this Agreement until the end of the TSA Benefits Period.  In the case of any Group 2 TSA Business Employee who accepts an offer of employment by the Purchaser pursuant to this Section 6.2(a), all references to “Closing Date” or “Closing”, as applicable, in this Article VI, except for any such reference in Section 6.2(c), Section 6.5(a) or Section 6.9(c)(vi) or the first reference in Section 6.4(c), shall instead refer to the date such Group 2 TSA Business Employee becomes a Transferred Employee for purposes of this Agreement at the end of the TSA Benefits Period.  The Seller shall provide any TSA Business Employee a bonus equal to twenty percent (20%) of the annual salary that such Business Employee is entitled to receive immediately before the Closing Date (the “Stay Bonus”); provided, however, that such TSA Business Employee (i) rejects an offer of employment from the Purchaser and (ii) is employed by the Seller on the last day of the TSA Benefits Period.  The Seller shall pay the Stay Bonus to eligible TSA Business Employees in a single lump-sum payment, less any applicable withholding tax, within thirty (30) days following the last day of the TSA Benefits Period (the “Stay Bonus Payment Date”).  Within fifteen (15) days of the Stay Bonus Payment Date, the Seller shall provide the Purchaser with a report of the aggregate amount of Stay Bonuses paid.  Within ten (10) days of receipt of such report, the Purchaser shall reimburse the Seller for fifty percent (50%) of the total aggregate Stay Bonus amount paid to all eligible TSA Business Employees.

(b)          Immediately following the date on which any Business Employee who is on an approved short-term or long-term disability leave (each, an “Inactive Business Employee”) returns to active duty, the Purchaser shall, or shall cause one of its Affiliates to, offer employment to such Inactive Business Employee on the same terms as those provided to Business Employees in Section 6.2(a), except with respect to timing, such offer shall be to commence employment with the Purchaser or one of its Affiliates within ten (10) days following such Inactive Business Employee’s return to active status (the date that employment with the Purchaser or one of its Affiliates commences, the “Employment Commencement Date”).

For each Transferred Employee who was an Inactive Business Employee prior to the Employment Commencement Date, (i) the Purchaser’s (or its Affiliate’s) obligations hereunder shall commence on such Employment Commencement Date and (ii) all references to “Closing Date” or “Closing”, as applicable, in this Article VI, except for any such reference in Section 6.2(c), Section 6.5(a) or Section 6.9(c)(vi) or the first reference in Section 6.4(c), shall instead refer to the Employment Commencement Date.  The Purchaser shall be under no obligation to offer employment to any Inactive Business Employee after the later of (A) the end of the one (1) year period immediately following the Closing Date and (B) the applicable period for reinstatement rights required under the terms of the applicable Labor Agreement.

(c)          The Purchaser shall provide, or shall cause the Affiliate of the Purchaser that will employ the Transferred Employees to provide to each Transferred Employee, (i) during the twelve (12) month period following the Closing Date (or shorter period of employment), (A) the same or greater base salary or rate of pay as in effect immediately prior to the Closing, and other compensation that, with respect to such Transferred Employee, is substantially equivalent in the aggregate to the other compensation (including target cash and equity incentive opportunity) provided by the Seller or any of its Affiliates to such Transferred Employee immediately before the Closing Date and (B) employment at a location that is less than fifty (50) miles from the Transferred Employee’s primary work location as of the Closing Date; and (ii) during the six (6) month period following the Closing Date (or shorter period of employment), employee benefits that are substantially equivalent in the aggregate to the employee benefits (including vacations, sick or other paid leave, pension and retirement benefits, pay in lieu of notice, severance pay, health and welfare benefits) provided by the Seller or any of its Affiliates to such Transferred Employee immediately before the Closing Date; provided that the foregoing shall not apply to Transferred Employees who are covered under the Labor Agreements and the terms and conditions of employment of such Transferred Employees shall be as set out in the respective Labor Agreement until its expiration, modification or termination in accordance with its terms or applicable Law.

(d)          On and after the Closing Date, the Purchaser and its relevant Affiliates shall be responsible for any Losses and Liabilities arising on or after the Closing with respect to the Transferred Employees’ employment or termination of employment or the terms and conditions of employment of the Transferred Employees, including (i) under the Worker Adjustment and Retraining Notification Act of 1988 and any applicable state or local equivalent (collectively, “WARN”) or any other applicable Law and (ii) Losses or Liabilities incurred on account of the Purchaser’s failure to offer comparable employment to any employees of the Business.  Without limiting the foregoing, the Parties agree to cooperate in good faith to determine whether any notification may be required under WARN as a result of the transactions contemplated by this Agreement.  Seller and its Affiliates shall provide any required notice under, and shall retain all liabilities relating to WARN with respect to any event affecting the Business Employees prior to the Closing.  Seller shall notify the Purchaser prior to Closing of any layoffs in the 90-day period prior to Closing of any Business Employees or any other employees by Seller or its Affiliates who would be aggregated with any Business Employees for purposes of determining whether a “plant closing” or “mass layoff” or group termination under WARN has occurred.

(e)          On or as soon as practicable following the Closing Date, the Seller shall, or shall cause one of its Affiliates to, pay to each Transferred Employee a bonus, together with any employer-paid portion of any employment and payroll Taxes related thereto, in an amount equal to the pro rata portion of the bonus earned for the calendar year in which the Closing occurs, if any, which shall be determined using actual performance through the Closing Date against predetermined performance metrics for the Business, in respect of such Transferred Employee through the Closing Date (it being understood and agreed that the Purchaser shall, or shall cause one of its Affiliates to, pay each Transferred Employee the bonus earned, if any, by such Transferred Employee under the applicable plan of Purchaser or its Affiliates over the balance of the year in which the Closing Date occurs).In determining the bonus amounts for each Transferred Employee, the Seller shall exercise any discretion in good faith and a manner consistent with its past practice regarding the evaluation of performance goals and determination of bonus amounts to be paid to such Transferred Employees.

SECTION 6.3          Labor Agreements.  On or prior to the Closing Date, the Seller or its Affiliates shall, effective as of the Closing Date, transfer and assign the Labor Agreements to the Purchaser or the Affiliate of the Purchaser that will employ the relevant Transferred Employees.  The Purchaser shall, or shall cause the applicable Affiliate to, adopt and assume the Labor Agreements and recognize the unions that are party to the Labor Agreements with respect to the Transferred Employees.  From the Closing Date, the Purchaser or its relevant Affiliate shall be solely responsible for all duties, obligations and Liabilities related to the Labor Agreements arising from events that occur on and after the Closing Date.  The Purchaser hereby acknowledges that it has been notified of the existence of each of the Labor Agreements to the extent required by, and in accordance with, the relevant terms and conditions of each such Labor Agreement.

SECTION 6.4          Employee Benefits.

(a)          Subject to the terms of any Transition Services Agreement entered into by the Parties, effective as of the Closing Date, all Transferred Employees shall cease to participate actively in and accrue benefits under the Plans.  Except as provided in Section 6.4(c), Section 6.9 and Section 6.10, the Seller and its Affiliates shall retain all accrued Liabilities under the Plans for all periods prior to the Closing.  The Purchaser shall cause any employee benefit plan that will cover the Transferred Employees on and after the Closing to recognize each Transferred Employee’s years of service and level of seniority prior to the Closing with the Seller or any of its Affiliates (including service and seniority with any other employer that was recognized by the Seller or any of their Affiliates) for purposes of terms of employment, eligibility, vesting and benefit accruals under such plans, including vacation, sick or other paid leave, severance benefits and employer contribution rates under retirement plans, except as would result in any duplication of benefits for the same period of service.  Subject to the terms of any Transition Services Agreement entered into by the Parties, the Purchaser shall cause each Transferred Employee and such Transferred Employee’s dependents to be eligible for coverage under group health, prescription drug, dental and similar type welfare benefit plans maintained by the Purchaser or one of its Affiliates, effective immediately as of the Closing Date.

The Purchaser shall use commercially reasonable efforts to ensure that the Transferred Employees and their dependents shall have any pre-existing condition limitations, eligibility waiting periods, evidence of insurability and required physical examinations waived with respect to all health and welfare benefit plans provided by the Purchaser or one of its Affiliates to the Transferred Employees.  For purposes of satisfying deductibles, out-of-pocket maximums or other similar limitations, the Purchaser shall use commercially reasonable efforts to ensure that the Transferred Employees and their dependents receive credit under the Purchaser’s or one of its Affiliates’ health and welfare benefit plans, for the plan year in which the Closing Date occurs, for any deductibles, co-insurance and co-payments already incurred in the portion of such plan year occurring prior to the Closing Date under the Seller’s or one of its Affiliates’ health and welfare benefit plans that provide similar benefits.  Subject to the terms of any Transition Services Agreement entered into by the Parties, as of the expiration of the TSA Benefits Period, the Purchaser shall cause each Transferred Employee who participated in a flexible spending account plan maintained by the Seller or one of its Affiliates (the “Seller’s FSA Plan”) to have flexible spending account(s) under a flexible spending account plan maintained by the Purchaser or one of its Affiliates (the “Purchaser’s FSA Plan”).  The Purchaser shall, or shall cause its Affiliates to, cause the Purchaser’s FSA Plan to accept a spin-off of the flexible spending reimbursement accounts from the Seller’s FSA Plan and shall continue to honor all payroll deductions as most recently elected by the Transferred Employee under the Seller’s FSA Plan for the remainder of the year in which the expiration of the TSA Benefits Period occurs.  Effective on or as soon as practicable after the expiration of the TSA Benefits Period,  (i) if the aggregate benefits paid by the Seller’s FSA Plan to the Transferred Employees during the year in which the Closing occurs exceed the aggregate accumulated contributions to the flexible spending reimbursement accounts under the Seller’s FSA Plan made in respect of the Transferred Employees during such year, then the Purchaser shall reimburse the Seller for the amount of such excess or (ii) if the aggregate accumulated contributions to the flexible spending reimbursement accounts under the Seller’s FSA Plan made in respect of the Transferred Employees during the year in which the Closing occurs exceed the aggregate benefits paid by the Seller’s FSA Plan to the Transferred Employees during such year, then the Seller shall reimburse the Purchaser for the amount of such excess.  Subject to the terms of the Transition Services Agreement entered into by the Parties, the Seller shall, or shall cause its Subsidiaries to, pay all group health, prescription drug, dental and similar type welfare claims incurred prior to the Closing Date, and the Purchaser shall, or shall cause its Affiliates to, pay all group health, prescription drug, dental and similar type welfare claims incurred on or after the Closing Date, each on an as-incurred basis.  All claims submitted on or after the expiration of the TSA Benefits Period for flexible spending account benefits by the Transferred Employees shall be paid by the Purchaser’s FSA Plan.  Notwithstanding anything contained herein to the contrary, Transferred Employees who are employed by the Purchaser or any of its Affiliates as of and after the Closing pursuant to the Labor Agreements shall be provided the benefits that are required by the relevant Labor Agreement as in effect from time to time.

(b)          With respect to any benefit plan that is the subject of any Transition Services Agreement entered into by the Parties (a “TSA Benefit Plan”), the Seller shall provide certain services to the Purchaser in accordance with the terms of any Transition Services Agreement entered into by the Parties.

(c)          Effective as of the Closing Date, the Purchaser agrees to assume all Liabilities in respect of retiree welfare benefits that the Transferred Employees accrued prior to the Closing Date under any of the Seller’s Plans, other than any such Liability in respect of the failure to administer any such Plan in accordance with its terms, applicable Law or any applicable Labor Agreement.  For a period of six (6) months from the Closing Date, the Purchaser agrees to provide each eligible Transferred Employee with benefits that are equivalent to such retiree welfare benefits and recognize the service and level of seniority prior to the Closing of such Transferred Employee in accordance with Section 6.4(a).

(d)          In those jurisdictions in which there is a workers’ compensation program, the Purchaser’s workers’ compensation program shall be responsible for all claims for benefits that are incurred after the Closing by participating Transferred Employees.  The Seller’s workers’ compensation program shall be responsible for all claims for benefits that are incurred on or prior to the Closing by participating Transferred Employees.  A claim for workers’ compensation benefits shall be deemed to be incurred when the event giving rise to the claim (the “Workers’ Compensation Event”) occurs.  If the Workers’ Compensation Event occurs over a period both preceding and following the Closing, the claim shall be the joint responsibility and Liability of the Seller and the Purchaser and shall be equitably apportioned between the Seller and the Purchaser based upon the relative periods of time that the Workers’ Compensation Event transpired preceding and following the Closing.

SECTION 6.5          Severance.

(a)          With respect to any Transferred Employees who are not covered by a Labor Agreement and who are currently covered by the Seller’s severance policy, as described in Section 6.5(a) of the Disclosure Schedule, the Purchaser shall, and shall cause its relevant Affiliates to, adopt and maintain for a period of at least twelve (12) months from the Closing Date for the benefit of such Transferred Employees, a severance plan that provides cash severance benefits that are no less favorable than those contained in the Seller’s severance policy (including but not limited to those relating to eligibility, service credit, benefit amount and payment timing).  The amount of any severance payment and benefits triggered by a termination of a Transferred Employee under the Purchaser’s severance plan shall be calculated as if the Transferred Employee’s employment had continued with the Seller through the date of such Transferred Employee’s termination of employment by the Purchaser or its Affiliates.  In addition, the Purchaser shall promptly reimburse the Seller and its Subsidiaries for, and shall indemnify and hold the Seller and its Subsidiaries harmless against, all Liabilities incurred for severance pay, separation benefits or other obligations arising from the actual or deemed termination of employment following the Closing of any Transferred Employee from the Purchaser and its Affiliates.

(b)          Except as provided in Section 6.5(a), Seller shall retain, and from and after the Closing shall indemnify and hold the Purchaser and its Affiliates harmless against all Liabilities for, severance pay, separation benefits or other obligations arising from the actual or deemed termination of employment of any Business Employee (including a Transferred Employee) from Seller and its Subsidiaries on or prior to the Closing and of any Business Employee (other than a Transferred Employee) following the Closing; provided that the Purchaser shall have satisfied its obligations, if any, to provide such Business Employee an offer of employment in conformity with the requirements of Section 6.2, Section 6.3, Section 6.4 and Section 6.5.

SECTION 6.6          Employee Information/Cooperation.  Subject to applicable Law, any restrictions under this Agreement and the Seller’s policies and practices regarding employee privacy, the Seller shall provide to the Purchaser, in a timely manner, information that the Purchaser may reasonably request with respect to the terms and conditions of the Transferred Employees’ employment, including compensation, copies of any Plan, and any applicable personnel policy of the Seller.  The Seller and  the Purchaser shall cooperate in communications with Business Employees with respect to employee compensation and benefit plans maintained by the Seller or the Purchaser and with respect to other matters arising in connection with this Agreement and the transactions contemplated hereby.  The Seller shall consult and obtain the Purchaser’s consent before distributing any communications to any Business Employees that relate to any post-Closing compensation, benefits or terms of employment.

SECTION 6.7          No Separation from Service.  The Parties hereby agree, pursuant to Treasury Regulation Section 1.409A-1(h)(4), that the transactions contemplated hereby will not constitute a “separation of service”, as such term is defined in the regulations under Section 409A of the Code or the terms of any of the Plans.  The Purchaser shall provide notice to the Seller within thirty (30) days following the date on which any Transferred Employee (identified by the Seller within a reasonable period after the Closing Date who participates in a plan covered by Section 409A of the Code as of the date hereof in which distributions would be due by the Seller or one of its Affiliates on separation from service) incurs a “separation from service”, as so defined, from the Purchaser or an Affiliate of the Purchaser.

SECTION 6.8          Equity Plans.  The Seller and the Purchaser agree and acknowledge that the transactions contemplated by this Agreement shall constitute a termination of employment under the equity plans of the Seller; provided that any distribution of amounts subject to Section 409A of the Code shall be made in accordance with Section 409A of the Code (including consistent with the parties’ determination of “separation from service” as described in Section 6.7 above).  Any outstanding equity awards held by a Transferred Employee will be treated in accordance with its terms and the terms of the applicable Seller Plan under which such award was granted and the Seller shall retain all Liabilities for such awards.

SECTION 6.9          Retirement Benefits and Pensions.

(a)          In General.  Subject to the terms of any Transition Services Agreement entered into by the Parties, effective as of the Closing Date, the Purchaser shall, or shall cause one of its Affiliates to, cause the Transferred Employees to be eligible to participate in the Purchaser’s welfare and retirement plans.

(b)          Defined Contribution Plans.  As soon as reasonably practicable after the Closing, with respect to each Transferred Employee who is a participant in a Plan that is a tax- qualified defined contribution plan (each, a “Seller DC Plan”), the Seller shall cause the plan administrator of each such Seller DC Plan to provide each such Transferred Employee with the right (but not the obligation) to receive a distribution of such Transferred Employee’s interest under the applicable Seller DC Plan and the option to elect to roll over such Transferred Employee’s interest in such Seller DC Plan (including any outstanding loan balances and any promissory notes in respect thereof) to a defined contribution plan established or maintained by the Purchaser or one of its Affiliates (each, a “Purchaser DC Plan”) intended to be qualified under Section 401(a) of the Code.

Effective as of the Closing Date, (i) the Seller shall, or shall cause its Affiliates to, cause the Transferred Employees to cease participation under the Seller’s DC Plan and (ii) the Purchaser shall, or shall cause its Affiliates to, cause the Transferred Employees to be eligible to participate in the Purchaser’s DC Plan.  The Purchaser shall take, or shall cause one of its Affiliates to take, all such action as may be necessary or appropriate (including amending the Purchaser DC Plans, if necessary) to permit any Transferred Employees who have timely made an election to roll over their interest in cash together with any loans in the applicable Seller DC Plans to a Purchaser DC Plan.  The Purchaser shall cooperate, or cause one of its Affiliates to cooperate, with the Seller in providing information to the Transferred Employees regarding rollovers of their interests from the applicable Seller DC Plans to a Purchaser DC Plan.  The Seller shall fully vest all Transferred Employees in their account balances under the Seller DC Plan, effective as of the Closing.

(c)          Defined Benefit Plans.

(i)          As of the Closing Date, the Purchaser shall establish, or shall amend one of its existing pension plans to include, a tax-qualified defined benefit plan (the “Purchaser’s Pension Plan”) for all Transferred Employees participating in the Glatfelter Retirement Plan (and any schedules thereto) (the “Seller’s Pension Plan”).  Subject to the transfer of assets described in Section 6.9(c)(iii), the Purchaser’s Pension Plan shall assume the accrued benefit obligations as of the Closing Date in respect of the benefits of all Transferred Employees (and their eligible beneficiaries) participating in the Seller’s Pension Plan.

(ii)          On a day which is within ninety (90) days after the later of (A) the date upon which the Purchaser delivers to the Seller notice that the Purchaser’s actuaries, pursuant to Section 6.9(c)(iii) of this Agreement, have reviewed the calculations of the Seller’s actuaries and are satisfied that such calculations are in accordance with this Agreement, or (B) the day upon which the Purchaser delivers to the Seller an opinion, reasonably satisfactory to the Seller’s counsel, of the Purchaser’s counsel to the effect that the terms of the Purchaser’s Pension Plan and their related trusts qualify, as to form, under Section 401(a) and Section 501(a) of the Code, the Seller shall cause the trustee under the Seller’s Pension Plan (the “Seller’s Trustee”) to transfer to the trustee of the Purchaser’s Pension Plan (the “Purchaser’s Trustee”) cash assets in an amount equal to the amount computed pursuant to Section 6.9(c)(iii).  Unless there is an unresolved dispute between the Seller’s actuary and the Purchaser’s actuary under Section 6.9(c)(v), the Purchaser shall deliver the notice or opinion referred to in clauses (A) and (B) of this Section 6.9(c)(ii) no later than 90 days following the Closing Date.

(iii)          The assets to be transferred from the Seller’s Trustee to the Purchaser’s Trustee shall be cash only and shall equal the amount necessary to satisfy the applicable requirements of Section 414(l) and Section 401(a)(12) of the Code, calculating benefits on a termination basis in accordance with Treas. Reg. §1.414(l)-1(b)(5) promulgated pursuant to Section 414(l) of the Code, Section 4044 of ERISA and the regulations promulgated thereunder and the actuarial assumptions prescribed by the Pension Benefit Guaranty Corporation (the “Pension Liability Amount”).  The Pension Liability Amount will be calculated using the schedule of participants provided to the Purchaser prior to the date of this Agreement (as updated by the Seller through the Closing Date) and by applying the Actuarial Assumptions.

(iv)          The amount transferred pursuant to Section 6.9(c)(ii) shall be (A) adjusted for investment earnings or losses of the trust in which the Seller’s Pension Plan assets are held for the period between the Closing Date and the actual date of transfer and (B) reduced by the amount of any benefit payments from such plan to Transferred Employees (and their eligible beneficiaries) during the period between the Closing Date and the actual date of transfer of the Seller’s Pension Plan assets.  Notwithstanding anything in this Section 6.9(c) to the contrary, following the Closing Date and until the date of the transfer of assets to a trust under the Purchaser’s Pension Plan, the Seller shall cause the trust under the Seller’s Pension Plan to continue to provide benefits to plan participants to the extent that such benefits have accrued on or before the Closing Date.

(v)          The assets caused to be transferred pursuant to Section 6.9(c) shall be determined by mutual agreement of the Purchaser’s actuary and the Seller’s actuary.  As soon as practicable, but not more than sixty (60) days after the Closing Date, the Seller shall provide the Purchaser with a detailed summary of the calculations described in this Section 6.9(c) and any back-up data reasonably requested by the Purchaser.  If the Purchaser or the Purchaser’s actuary does not notify the Seller to the contrary within sixty (60) days after the delivery to the Purchaser of such detailed summary and data, the calculations of the Seller’s actuary pursuant to this Section 6.9(c) shall be deemed to be final, conclusive and binding on the Parties.  If, however, the Purchaser notifies the Seller in writing within such period that there is a good faith dispute between Seller’s actuary and Purchaser’ actuary as to the calculation of the assets caused to be transferred pursuant to Section 6.9(c), then the Parties shall then attempt to resolve their differences with respect thereto.  If the Parties are unable to resolve their dispute within ninety (90) days after the date the Purchaser notifies the Seller of any objections to the calculations of the Seller’s actuary, then any unresolved objections shall be resolved conclusively and bindingly for the Parties through a determination made by the Neutral Actuary Firm (acting solely as an expert and not as an arbitrator).  The Neutral Actuary Firm shall be instructed to make a determination with respect to such unresolved objections.  The Parties shall provide the Neutral Actuary Firm with all necessary documents as requested by it as soon as possible and shall instruct the Neutral Actuary Firm to render its decision in accordance with the terms set forth in this Section 6.9(c) and as promptly as reasonably practicable.  The Neutral Actuary Firm shall be instructed to grant the Parties the opportunity to state their points of view and, if the Neutral Actuary Firm determines that a hearing would be appropriate, the Neutral Actuary Firm may conduct a hearing on the unresolved objections submitted to the Neutral Actuary Firm.  All submissions by the Seller or the Purchaser to the Neutral Actuary Firm shall be in writing and shall simultaneously be delivered to the other Party and there shall be no ex parte communication with the Neutral Actuary Firm.  The Neutral Actuary Firm shall be instructed to submit its decision and its reasoning in writing to the Parties.  Absent fraud, intentional misconduct or manifest error, the resolution by the Neutral Actuary Firm of the unresolved objections referred to the Neutral Actuary Firm shall be final and binding upon the Parties.

The fees and disbursements of the Neutral Actuary Firm shall be allocated between the Seller and the Purchaser in the same proportion that the aggregate amount of unresolved objections so submitted to the Neutral Actuary Firm are unsuccessfully disputed by each such Party (as finally determined by the Neutral Actuary Firm) bears to the total amount of the unresolved objections so submitted, as determined by the Neutral Actuary Firm in its final determination.  Notwithstanding any of the foregoing provisions relating to a dispute, in the event that the aggregate amount in controversy is less than $50,000 and remains unresolved on the last day of the 90-day period following the date the Purchaser notifies the Seller of any objections to the calculations of the Seller’s actuary, the dispute shall not be submitted to the Neutral Actuary Firm and, instead, the Parties shall be deemed to have agreed to settle the dispute for an amount equal to one-half of the amount in controversy.

(vi)          Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall not terminate or freeze any pension plan into which the Seller has caused assets to be transferred pursuant to this Section 6.9(c) (collectively, the “Transferred Pension Plan Assets”) for a period of at least twelve (12) months after the Closing Date, other than in accordance with applicable Law.

(vii)          Following the transfer of assets and liabilities described in Section 6.9(c)(ii), Seller’s Pension Plan shall not have any liability with respect to the accrued benefit obligations that the Purchaser has assumed pursuant to Section 6.9(c)(i) of Transferred Employees who previously participated in such Plans, and the Purchaser shall indemnify and hold such plans (and their related trusts), the Seller and its Affiliates harmless from and against all Losses attributable to participation in such plans by Transferred Employees prior to the actual transfer date described in Section 6.9(c)(ii) above.

(viii)          In the event that any Business Employee becomes a Transferred Employee following the transfer of assets and liabilities described in Section 6.9(c)(ii) (a “Deferred Employee Transfer”), a transfer of assets and liabilities from the Seller’s Pension Plan to the Purchaser’s Pension Plans shall be implemented in accordance with the foregoing provisions of this Section 6.9(c) applied mutatis mutandis to such subsequent transfers of assets and liabilities as if references to the Closing Date instead referred to the date of the relevant Deferred Employee Transfer; provided, however, that (A) in lieu of the date specified in Section 6.9(c), the applicable transfer of assets and liabilities shall occur as soon as practicable following the Deferred Employee Transfer, (B) Section 6.9(c)(v) shall not apply and the Seller’s actuary shall have exclusive authority to determine the amount of assets to be transferred in accordance with Section 6.9(c)(iii), and (C) in such determination pursuant to Section 6.9(c)(iii), the Seller’s actuary shall apply the de minimis rule set forth in Treas. Reg. §1.414(l)-1(n) promulgated pursuant to Section 414(l) of the Code.

SECTION 6.10          Non-Qualified Deferred Compensation Plans in Respect of Certain Individuals.  Notwithstanding anything to the contrary in this Agreement, with respect to each Business Employee listed on Annex 4 to this Agreement, as of the Closing Date, the Purchaser shall assume all Liability incurred under the P. H. Glatfelter Company Supplemental Executive Retirement Plan and P. H. Glatfelter Company Supplemental Management Pension Plan in respect of those Business Employees under such plans; provided that each such Business Employee is a Transferred Employee.

SECTION 6.11          FICA/FUTA.  To the extent permissible under applicable Law, the Purchaser shall (a) treat the Purchaser or its applicable Affiliate as a “successor employer” and the Seller as a “predecessor” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code with respect to Transferred Employees for purposes of taxes imposed under the U.S. Federal Unemployment Tax Act and the U.S. Federal Insurance Contributions Act and (b) cooperate with the Seller to avoid the restart of taxes imposed under the U.S. Federal Insurance Contribution Act and U.S. Federal Unemployment Tax Act.

SECTION 6.12          No Third-Party Beneficiaries.  Nothing expressed or implied in this Article VI and in the Disclosure Schedule shall confer upon any of the employees of the Business or the Sellers, the Purchaser or any of their respective Affiliates, as third-party beneficiaries or otherwise, any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.  Notwithstanding anything herein to the contrary, no provision of this Agreement is intended to, or does, constitute the establishment or adoption of, or amendment to, any employee benefit plan (within the meaning of Section 3(3) of ERISA or otherwise) of the Sellers or the Purchaser, and no person participating in any such employee benefit plan maintained by the Seller or the Purchaser shall have any claim or cause of action, under ERISA or otherwise, in respect of any provision of this Agreement as it relates to any such employee benefit plan or otherwise except as may be permitted under the Labor Agreements.  Notwithstanding anything herein to the contrary, no provision of this Agreement shall limit the rights of the Purchaser or its Affiliates to terminate the employment of any Transferred Employee following the Closing.

ARTICLE VII
CONDITIONS TO CLOSING

SECTION 7.1          Conditions to Obligations of Each Party.  The respective obligations of each Party hereunder to consummate the Sale shall be subject to the fulfillment (or, if legally permissible, mutual written waiver by Sellers and Purchaser), prior to or at the Closing, of each of the following conditions:

(a)          Any waiting period (and any extension thereof) applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated.

(b)          No Governmental Order or other Law (whether temporary, preliminary or permanent) that prevents the consummation of the Sale shall have been entered and shall continue to be in effect.

SECTION 7.2          Conditions to Obligations of the Purchaser.  The obligations of the Purchaser to consummate the Sale shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)          (i) The Fundamental Representations shall be true and correct in all respects as of the Closing, and (ii) each of the other representations and warranties contained in Article III shall be true and correct (without giving effect to any limitation as to “materiality”, “Material Adverse Effect” or similar materiality qualifiers set forth therein) as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which are made as of a specified time, date or period shall be true and correct as of such specified time, date or period), except where the failure to be so true and correct would not have a Material Adverse Effect.

(b)          The covenants and agreements of the Seller to be complied with on or prior to the Closing pursuant to the terms of this Agreement shall have been complied with in all material respects.

(c)          The Purchaser shall have received at the Closing a certificate, dated as of the Closing Date and executed by a duly authorized officer of the Seller, certifying that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)          The Purchaser shall have received each of the items and documents required to be delivered pursuant to Section 2.4.

SECTION 7.3          Conditions to Obligations of the Seller.  The obligations of the Seller to consummate the Sale shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)          (i) The representations and warranties of the Purchaser contained in Section 4.1 and Section 4.7 shall be true and correct in all respects as of the Closing, and (ii) each of the other representations and warranties contained in Article IV shall be true and correct (without giving effect to any limitation as to “materiality”, “Material Adverse Effect” or similar materiality qualifiers set forth therein) as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties (except that those representations and warranties which are made as of a specified time, date or period shall be true and correct as of such specified time, date or period), except where the failure to be so true and correct would not prevent, or would not reasonably be expected to prevent, the Seller from consummating the transactions contemplated by this Agreement or from performing its obligations hereunder.

(b)          The covenants and agreements of the Purchaser to be complied with on or prior to the Closing pursuant to the terms of this Agreement shall have been complied with in all material respects.

(c)          The Seller shall have received at the Closing a certificate, dated as of the Closing Date and executed by a duly authorized officer of the Purchaser, certifying that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)          The Seller shall have received each of the items and documents required to be delivered pursuant to Section 2.5.

SECTION 7.4          Frustration of Closing Conditions.  No Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to comply with or use the efforts required pursuant to this Agreement to cause the Closing to occur, including as required by Section 5.4.

ARTICLE VIII
SURVIVAL, R&W INSURANCE AND INDEMNIFICATION

SECTION 8.1          Survival of Representations and Warranties and Covenants.

(a)          All representations and warranties set forth in Article III and Article IV shall terminate effective as of the Closing and shall not survive the Closing, after which they shall terminate and be of no force or effect.

(b)          After the Closing, any covenant or agreement contained in this Agreement (other than any covenant or agreement of the Seller contained in Section 5.1) to be performed prior to the Closing shall terminate and be of no force or effect.  The covenants and agreements contained (i) in this Agreement or any Ancillary Agreement that contemplate actions (or inaction) to be taken (or not taken) after the Closing (each, a “Post-Closing Covenant”) shall survive in accordance with their terms and (ii) in Section 5.1 shall survive the Closing for eighteen (18) months after which they shall terminate and be of no force or effect.

(c)          Nothing in this Section 8.1 shall affect or limit the ability of the Purchaser to recover under the R&W Insurance Policy for any matter covered hereunder.

SECTION 8.2          R&W Insurance Policy.  The Parties acknowledge that, at the Closing, the Purchaser may obtain and bind a purchaser-side representations and warranties insurance policy with respect to the representations and warranties set forth in Article III (a “R&W Insurance Policy”).  The Purchaser acknowledges and agrees that any R&W Insurance Policy shall at all times provide that the insurer shall have no, and shall waive and not pursue any and all subrogation rights against Seller or any of its Representatives (except in the case of actual fraud with respect to the representations and warranties set forth in Article III) and the Seller shall be a third-party beneficiary of such waiver.  Any costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commission for the Purchaser’s broker, Taxes related to such policy and other fees and expenses of such policy shall be borne by the Purchaser.

SECTION 8.3          Indemnification by the Seller.  From and after the Closing Date, the Purchaser and its Affiliates and their respective officers, directors, employees, agents, attorneys, accountants, representatives, successors and permitted assigns (each, a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Seller from and against any and all Losses actually incurred by a Purchaser Indemnified Party (including, for the avoidance of doubt, all Losses incurred defending any third party claims that could give rise to an actually incurred indemnifiable Loss to such third party), to the extent directly or indirectly arising out of or resulting from:

(a)          any breach or nonfulfillment of any covenant, agreement or other obligation of the Seller set forth in Section 5.1; or

(b)          any breach or nonfulfillment of any Post-Closing Covenant by the Seller;

(c)          any Excluded Asset or Excluded Liability.

SECTION 8.4          Indemnification by the Purchaser.  From and after the Closing Date, the Seller and its Affiliates and their respective officers, directors, employees, agents, attorneys, accountants, representatives, successors and permitted assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser from and against any and all Losses actually incurred by a Seller Indemnified Party (including, for the avoidance of doubt, all Losses incurred defending any third party claims that could give rise to an actually incurred indemnifiable Loss to such third party), to the extent directly or indirectly arising out of or resulting from:

(a)          any breach or nonfulfillment of any Post-Closing Covenant by the Purchaser;

(b)          any Assumed Liability; or

(c)          any Transferred Employee’s previous participation in the Seller’s Pension Plan as set forth in Section 6.9(c)(vii).

SECTION 8.5          Notice of Loss; Third-Party Claims.

(a)          An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within thirty (30) calendar days of such determination, stating the amount of the Loss, if known, and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure.

(b)          If an Indemnified Party shall receive notice from a third party of any Action, audit, demand or assessment (each, a “Third-Party Claim”) against it which may give rise to a claim for Loss under this Article VIII, within thirty (30) calendar days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third-Party Claim; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure.  The Indemnifying Party shall be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice, subject to the approval of the Indemnified Party, such approval not to be unreasonably withheld, conditioned or delayed, if it gives notice of its intention to do so to the Indemnified Party within fifteen (15) calendar days of the receipt of such notice from the Indemnified Party.  If the Indemnifying Party elects to undertake any such defense against a Third-Party Claim the Indemnified Party may participate in such defense at its own expense; provided, however, that the Indemnifying Party shall be liable for such reasonable legal expenses if (i) the Third-Party Claim relates to or arises in connection with any criminal Action, (ii) the Third-Party Claim seeks an injunction or equitable relief against the Indemnified Party, (iii) the Indemnifying Party has failed or is failing to prosecute and defend vigorously the Third-Party Claim, or (iv) the Third-Party Claim seeks relief in an amount that exceeds the Indemnifying Party’s reasonably expected maximum indemnification obligation in respect thereto.

The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, on a mutually convenient basis, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third-Party Claim unless the Indemnifying Party consents in writing to such payment (such consent shall not be unreasonably withheld, conditioned or delayed) or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third-Party Claim.  If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 8.5 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof, and the Indemnifying Party shall have the right to participate in the settlement, or assume or reassume, the defense of such claims or proceeding.

(c)          The Indemnified Party shall not settle any matter relating to a Third-Party Claim or make an admission of fact with a comparable effect without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).  Conversely, in exercising its right of control in accordance with Section 8.5(b), the Indemnifying Party shall not settle a Third-Party Claim or admit a fact with a comparable effect without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), except if and to the extent (i) such settlement solely requires payment of monetary relief, which the Indemnifying Party agrees to pay in full, and (ii) the Indemnifying Party acknowledges its responsibility under this Agreement for the ensuing Losses, or such settlement provides for the unconditional release of the Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim.

(d)          If the Indemnifying Party does not assume control of the defense of such claim as provided in this Section 8.5 or, after assuming the defense of a Third-Party Claim, fails to take reasonable steps necessary to defend diligently such Third-Party Claim, the Indemnified Party shall have the right to defend such Third-Party Claim in such manner as it may deem appropriate at the cost and expense of the Indemnifying Party (other than during any period in which the Indemnified Party shall have failed to give notice of the Third-Party Claim as provided above), and the Indemnifying Party will promptly reimburse the Indemnified Party therefor in accordance with this Section 8.5.  The reimbursement of fees, costs and expenses required by this Section 8.5 shall be made by periodic payments during the course of the investigations or defense, as and when bills are received or expenses incurred.

SECTION 8.6          Tax Treatment.  To the extent permitted by Law, the Parties agree to treat all payments made under this Article VIII, under any other indemnity provision contained in this Agreement, and for any misrepresentations or breach of warranties or covenants, as adjustments to the Purchase Price for all Tax purposes.

SECTION 8.7          Exclusive Remedy.

(a)          From and after the Closing, (i) this Article VIII shall be the sole and exclusive remedy of the Indemnified Parties (including the Purchaser and the Seller) in connection with this Agreement and the transactions contemplated hereby, (ii) neither the Purchaser nor the Seller shall be liable or responsible in any manner whatsoever (whether for indemnification or otherwise) to any Indemnified Party for a breach of this Agreement or in connection with any of the transactions contemplated by this Agreement, including the purchase of the Purchased Assets pursuant hereto, except pursuant to the indemnification provisions set forth in this Article VIII and (iii) each Party hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (A) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or (B) otherwise relating to the subject matter of this Agreement, in each case, that it may have against the other Party and its Representatives arising under or based upon any applicable Law, except pursuant to the indemnification provisions set forth in this Article VIII; provided, however, that nothing in this Section 8.7(a) shall limit the rights or remedies of, or constitute a waiver of any rights or remedies by, any Person pursuant to (or shall otherwise operate to interfere with the operation of) Section 2.6, Section 2.7 or Section 10.13; provided, further, that nothing herein shall prevent any Purchaser Indemnified Party from seeking recovery, or recovering, under the R&W Insurance Policy in accordance with its terms; provided, further, that nothing herein shall limit the rights or remedies of, or constitute a waiver of any rights or remedies by, any Person pursuant to the Transition Services Agreement.

(b)          The Parties agree that nothing in this Article VIII, but subject in all cases to the limitations in Section 4.8 and Section 10.6, shall limit either Party’s right to bring a claim at any time following the Closing until the latest time permitted by applicable Law based on actual fraud.

SECTION 8.8          Further Environmental Provisions.

(a)          With respect to any Remedial Action at any Purchased Real Property that is required to satisfy the Seller’s indemnification obligations hereunder:

(i)          the Seller shall have the right, but not the obligation, to conduct and control the Remedial Action; provided, however, that, if the Seller opts to conduct such Remedial Action, the Seller shall do so without unreasonably or materially interfering with the Purchaser’s operations at any Purchased Real Property; provided, further, that the Party that conducts the Remedial Action (A) shall consult with the other Party in all material respects in connection with undertaking the Remedial Action, (B) shall provide the other Party with copies of all material correspondence submitted to and received from any Governmental Authority relating to the Remedial Action or to the associated presence or Release of Hazardous Materials, and shall provide the other Party with reasonable opportunity to suggest comments to any material submissions to any Governmental Authority with respect thereto, including to any Remedial Action plans or proposals and (C) shall, and shall cause its Representatives to, provide the other Party with reasonable notice of all material planned meetings and telephone conferences with the applicable Governmental Authority, and each Party shall have the right to attend such meetings and telephone conferences; provided, however, that the Party conducting the Remedial Action shall lead the meetings and conferences and the other Party shall refrain from discussing or commenting on, any proposed methods and strategies relating to the conduct of the Remedial Action during such meetings and conferences;

(ii)          the Purchaser shall, and shall cause its Representatives to, cooperate with the Seller, including by providing access to the subject site, including access to install, maintain, replace and operate wells and remove impacted soil and/or groundwater; provided, that, neither such access, nor such installation, maintenance, replacement, operation or removal, shall unreasonably or materially interfere with the Purchaser’s operations at any Purchased Real Property; and

(iii)          the Seller shall not be obligated to indemnify any Purchaser Indemnified Party for the costs to conduct such Remedial Action to the extent such costs are in excess of the costs to conduct such Remedial Action in a reasonably cost-effective manner, which shall incorporate (A) the least stringent clean-up standards that, based upon the use classification (industrial, commercial or residential) of a subject site as of the Closing Date, are allowed under applicable Environmental Law and any applicable Environmental Permits; and (B) the least costly methods that are allowed under applicable Environmental Law and any applicable Environmental Permit, and that are approved by or otherwise acceptable to relevant Governmental Authorities to achieve such standards, including the use of engineering and institutional controls to eliminate or minimize exposure pathways; provided, however, such controls do not unreasonably or materially interfere with the operation of the Business.  The Purchaser shall, and shall cause each of its Affiliates to, be responsible for any operation and maintenance with respect to any such institutional or engineering controls subsequent to completion of their initial installation, and such post- installation costs shall not be subject to indemnification; provided, however, that the Seller shall remain responsible for the operation and maintenance of any such control that entails removing, monitoring, actively preventing the off-site migration of a plume of contaminated groundwater, and treating groundwater contaminated with Hazardous Materials until such removal, monitoring, active containment and treatment is no longer required under any Environmental Law or Environmental Permit or otherwise by any relevant Governmental Authority.

(b)          With respect to any action (other than any such action that is a Remedial Action) to correct a violation of or a noncompliance with any Environmental Law or Environmental Permit at any Purchased Real Property that is required to satisfy the Seller’s indemnification obligations hereunder:

(i)          the Purchaser shall control the conduct of such corrective action; provided, however, that the Purchaser shall consult with the Seller in all material respects in connection with undertaking the corrective action, shall provide the Seller with copies of all material correspondence submitted to and received from any Governmental Authority relating to the corrective action or to the associated violation or noncompliance, and shall provide the Seller with reasonable opportunity to provide comments to any material submissions to any Governmental Authority with respect thereto, including to any corrective action plans or proposals;

(ii)          the Purchaser shall, and shall cause its Representatives to, provide the Seller with reasonable notice of all planned meetings and telephone conferences with the applicable Governmental Authority, and the Seller and its Representatives shall have the right to attend and participate in such meetings and telephone conferences;

(iii)          the Seller shall not be obligated to indemnify any Purchaser Indemnified Party for capital costs incurred in connection with the implementation of a corrective action that are in excess of the minimum amount necessary to achieve compliance with any applicable Environmental Law or Environmental Permit and that, if approval or acceptance is required, is actually approved by or otherwise acceptable to relevant Governmental Authorities, and, for the avoidance of doubt, the parties hereto acknowledge that the Seller shall under no circumstances be responsible for any corrective action that is required or recommended pursuant to any internal standards, policies or guidelines of the Seller or any of its Affiliates to the extent that such corrective action exceeds the minimum requirements of any such Environmental Law or Environmental Permit; provided, however, that the corrective action shall be reasonably sufficient to allow the Purchaser to operate in a manner and at a level of production that is consistent with the subject facility’s operations conducted during the twelve (12)-month period prior to the date of this Agreement;

(iv)          for the avoidance of doubt, to the extent any capital upgrade is reasonably undertaken to address any violation or noncompliance existing or occurring prior to the Closing, the Seller shall be responsible for the costs of such capital upgrade (and any related fines or penalties) but shall not be responsible for any operating costs incurred after the Closing and related to any such capital upgrade after the upgrade is completed;

(v)          the Seller shall under no circumstances be responsible for any removal, abatement, encapsulation or maintenance of any asbestos or asbestos-containing materials included in any building material or equipment, including any such asbestos or asbestos-containing materials discovered, encountered or disturbed pursuant to any demolition, renovation or construction commenced after the Closing to the extent that, as of the Closing, such asbestos or asbestos-containing materials (A) either were not required under applicable Environmental Law to be removed, abated, or encapsulated, or were required to be encapsulated and were so encapsulated, and (B) were otherwise maintained in compliance with Environmental Law; and

(vi)          for the sake of clarity, the Parties acknowledge that this Section 8.8(b) does not in any way limit, condition or otherwise affect the Seller’s right to control the defense of any Third-Party Claim pursuant to Section 8.5, including any Third-Party Claim seeking fines or penalties or other monetary relief for any pre-Closing violation of or noncompliance with any Environmental Law or Environmental Permit.

(c)          With respect to the Seller’s indemnification obligations hereunder for any Seller Environmental Liability, the Seller shall not be responsible for Losses to the extent they are caused, triggered, increased or have their timing accelerated by (i) any act or omission of the Purchaser, any of its Affiliates or any of their respective Representatives after the Closing Date, which act or omission is negligent or is in violation of any Environmental Law or Environmental Permit applicable to the Business (provided, however, that this clause (i) shall not apply to the Purchaser’s post-Closing continuation of a pre-Closing negligent act or omission of the Seller, or of a pre-Closing violation by the Seller, for up to ninety (90) days subsequent to the Closing Date); (ii) any change in use classification of an Purchased Real Property after the Closing Date from industrial to commercial or residential or from commercial to residential; (iii) any voluntary disclosure after the Closing Date by or on behalf of the Purchaser or any of its Representatives of any information, except for (A) any self-disclosure under any applicable U.S. Environmental Protection Agency Audit Policy, or any similar state, federal or foreign policy relating to audit and self-disclosure of noncompliance; or (B) any disclosure reasonably necessary to respond to any Third-Party Claim or to comply with any unsolicited request by any Governmental Authority or any Environmental Law or applicable Environmental Permit; (iv) any decommissioning, closure or shutdown of a facility or a unit at any Purchased Real Property, including a waste management unit, initiated after the Closing Date; and (v) any sampling and analysis of any environmental media conducted after the Closing Date by or on behalf of the Purchaser, any of its Affiliates or any of their respective Representatives at any Purchased Real Property unless such sampling and analysis is (A) required by Environmental Law, any applicable Environmental Permit or by a Governmental Authority; (B) required to be conducted in response to a Third-Party Claim alleging that Hazardous Materials have been Released, or migrated off-site, at, under or from a Purchased Real Property; (C) reasonably conducted in connection with any maintenance, repair or construction of improvements; or (D) the result of the discovery after the Closing Date of a suspected Release of Hazardous Materials that poses an imminent endangerment to the environment or human health.

(d)          The Purchaser acknowledges that its sole and exclusive remedy against the Seller or any Affiliate of the Seller for any Losses relating to any Seller Environmental Liabilities (“Environmental Losses”), is under Section 8.3(c).  In furtherance of the foregoing, from and after the Closing Date, except for any Losses for which the Seller is obligated to indemnify the Purchaser pursuant to Section 8.3(c), (i) the Purchaser hereby releases, on its behalf and on behalf of its Affiliates, predecessors, successors and assigns, officers, directors, employees, agents and partners, to the fullest extent permitted under applicable Law, each Seller Indemnified Party from (A) any Environmental Losses incurred by the Purchaser Indemnified Parties; and (B) any other Liabilities under Environmental Law related in any way to the Business, the Purchased Real Property, or this Agreement or its subject matter; and (ii) the Purchaser hereby waives, on its behalf and on behalf of its Affiliates, predecessors, successors and assigns, officers, directors, employees, agents and partners, to the fullest extent permitted under applicable Law, any claim or remedy against the Seller Indemnified Parties now or hereafter available under any applicable Environmental Law, including the Comprehensive Environmental Response, Compensation, and Liability Act or any similar Law, whether or not in existence on the date hereof.

(e)          Notwithstanding any provision to the contrary in Section 8.3(c) with respect to the Seller’s indemnification obligations hereunder for any Seller Environmental Liability, the Purchaser shall pay for, or reimburse the Seller for, Environmental Losses to the extent (and only to the extent) such Environmental Losses (i) relate to or arise out of any Purchased Real Property and (ii) exceed, in the aggregate, (A) $4,000,000, in which case the Purchaser shall pay for, or reimburse the Seller for (to the extent actually incurred by a Seller Indemnified Party), up to the next $2,000,000 in Environmental Losses, and (B) $10,000,000 (including, for the avoidance of doubt, any Environmental Losses incurred by a Purchaser Indemnified Party), in which case the Purchaser shall pay for, or reimburse the Seller for (to the extent actually incurred by a Seller Indemnified Party), up to the next $2,000,000 in Environmental Losses; provided that, in no case shall the Purchaser’s payments for, and the Purchaser’s reimbursements to the Seller for, such Environmental Losses exceed, in the aggregate, $4,000,000; provided, further, that this Section 8.8(e) shall not apply to any (I) Environmental Losses relating to or arising from or in connection with any Purchased Real Property that is an additional real property identified, designated and consented to be included within the definition of Purchased Owned Real Property or Purchased Leased Real Property for purposes of this Agreement pursuant to Section 5.20 or (II) for the avoidance of doubt, Losses relating to or arising from or in connection with any Specified Seller Liabilities.  For the avoidance of doubt, the Seller shall be responsible for all indemnifiable Environmental Losses in excess of $12,000,000.

(f)          With respect to any Environmental Losses that are, or are reasonably expected to be, allocated between the Parties pursuant to Section 8.8(e), (i) the Party incurring such Environmental Losses shall provide to the other Party, quarterly or as may otherwise be mutually agreed to by the Parties, a reasonably detailed breakdown of such Environmental Losses incurred or suffered as of the date thereof, along with any material supporting documentation; an estimate of anticipated additional Environmental Losses that will be incurred to resolve the underlying matter, along with any material supporting documentation; and a description of the plan (including the estimated timeline) to resolve the underlying matter (an “Environmental Losses Report”), (ii) the Parties shall reasonably cooperate to manage recordkeeping and reporting, as well as payment for or reimbursement for such Environmental Losses as contemplated by Section 8.8(e) and this Section 8.8(f), and (iii) if one Party incurs Losses that, pursuant to Section 8.8(e), are allocated to the other Party, that Party shall provide written notice to the other Party specifying those Environmental Losses that are so allocated to the other Party, with a reasonably detailed accounting of all Environmental Losses incurred by the Parties as of the date thereof that supports such allocation (which may include the Environmental Losses Report), and the other Party shall promptly reimburse the Party owed for such Environmental Losses, to the extent consistent with the terms of Section 8.8(f).

ARTICLE IX
TERMINATION

SECTION 9.1          Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)          by either Party if the Closing shall not have occurred by on or before February 21, 2019 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 9.1(a) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(b)          by either Party in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and non-appealable;

(c)          by the Seller if the Purchaser shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), which breach (i) cannot be cured by the Outside Date or (ii) if capable of being cured by the Outside Date, shall not have been cured by the earlier of the Outside Date and ninety (90) days after the giving of written notice by the Seller to the Purchaser specifying such breach;

(d)          by the Purchaser if the Seller shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), which breach (i) cannot be cured by the Outside Date or (ii) if capable of being cured by the Outside Date, shall not have been cured by the earlier of the Outside Date and ninety (90) days after the giving of written notice by the Purchaser to the Seller specifying such breach; or

(e)          by the mutual written consent of the Seller and the Purchaser.

SECTION 9.2          Effect of Termination.  In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party; provided that (a) the provisions set forth in Section 5.3, Section 5.12(c) and Article X shall remain in effect and (b) nothing herein shall relieve any Party from liability for any breach of this Agreement occurring prior to such termination.

ARTICLE X
GENERAL PROVISIONS

SECTION 10.1          Payments.

(a)          Any payments to be made under this Agreement shall be made by irrevocable wire transfer on the relevant due date with value on that date in immediately available funds and without any deduction for Taxes, costs or charges.  Subject to Section 5.8, if and to the extent required by Law, the Purchaser shall in accordance with the procedures of this Section 10.1(a) be entitled to deduct and withhold any amounts from any payments to be made under this Agreement and amounts so deducted or withheld and paid over to the appropriate Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made.  The Purchaser shall (i) notify the Seller at least ten (10) Business Days prior to the Closing of any deduction or withholding that it reasonably believes may be required to be made by it pursuant to this Section 10.1(a), (ii) consider in good faith any claim by the Seller that such deduction or withholding is not required by Law, and (iii) take commercially reasonable efforts to minimize any such deduction or withholding.

Payments to the Seller shall be made to such bank account in the United States of America hereafter designated by the Seller to the Purchaser at least three (3) Business Days before a payment by the Purchaser to the Seller becomes due and payable (such bank account, the “Seller Bank Account”) and payments to the Purchaser shall be made to such bank account in the United States of America hereafter designated by the Purchaser to the Seller at least three (3) Business Days before any payment by the Seller to the Purchaser becomes due and payable (such account, the “Purchaser Bank Account”).

(b)          Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States dollars and all payments hereunder shall be made in United States dollars.

(c)          The Parties acknowledge and agree there is no right of set-off or retention against any claims of the other Party for payment under or in connection with this Agreement or any Ancillary Agreement.

SECTION 10.2          Expenses.  Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 10.3          Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally by hand or by overnight courier or other delivery method or when sent by electronic mail transmission (provided that, in the case of electronic mail transmission, either receipt of such electronic mail is acknowledged by the applicable recipient or a confirmatory hardcopy is sent without undue delay by an internationally recognized courier service), in each case, to the following physical and electronic mail addresses (or to such other physical and electronic mail address as a Party may have specified by notice pursuant to this provision):

(a)	If to Purchaser:

P. H. Glatfelter Company 96 South George Street, Suite 520 York, Pennsylvania 17401
Attn: Email:	Kent K. Matsumoto,Vice President, General Counsel & Corporate Secretary kent.matsumoto@glatfelter.com

With a copy (which shall not constitute notice) to:

Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022
Attn: Email:	Clare O’Brien; Daniel Litowitz cobrien@shearman.com; daniel.litowitz@shearman.com

(b)	If to Purchaser:

Spartan Paper LLC c/o Lindsay Goldberg LLC 630 Fifth Avenue, 30th Floor New York, New York 10111
Attn: Email:	Russell Triedman triedman@lindsaygoldbergllc.com

With a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019
Attn: Email:	Thomas E. Dunn, Esq. tdunn@cravath.com

SECTION 10.4          Public Announcements.  The Seller and the Purchaser may each issue a press release promptly following the execution of this Agreement, which press releases shall be mutually agreed.  Thereafter, no Party shall, and each Party shall cause its Affiliates not to, issue any press release or public announcement concerning this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby without obtaining the prior written approval of the other Parties (which approval shall not be unreasonably withheld, delayed or conditioned) unless such Party determines, after consulting with counsel, that disclosure is required by applicable Law.  If a Party so determines that disclosure of such information is required by applicable Law, such Party shall use its commercially reasonable efforts consistent with applicable Law to consult with the other Parties with respect thereto.

SECTION 10.5          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 10.6          Entire Agreement.  This Agreement and the Ancillary Agreements (including any Exhibit, Annex, Schedule or certificate to this Agreement or any Ancillary Agreement) and the Confidentiality Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof and thereof.

SECTION 10.7          Assignment.  Neither Party shall assign this Agreement or any part hereof without the prior written consent of the other Party; provided that (a) the Purchaser may assign any of its rights or obligations under this Agreement to an Affiliate if such assignment will not result in any delay in the consummation of the Sale or any incremental liabilities, costs or expenses for which the Seller or any of its Affiliates would be responsible, and no such assignment shall release the Purchaser from its obligations hereunder and, if the Purchaser assigns the right and obligation to enter into any Ancillary Agreement at the Closing to any of its Affiliates, then the Purchaser shall be liable for all obligations of such Affiliate under such Ancillary Agreement and (b) the Purchaser may grant a security interest in, and collaterally assign, any of their rights under this Agreement or any Ancillary Agreement in connection with the Debt Financing.

SECTION 10.8          Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 10.9.  Notwithstanding anything herein (including Section 10.9) to the contrary, no Debt Financing Provision (and any other provision of this Agreement to the extent that an amendment, supplement, change or waiver of such provision would modify the substance of any Debt Financing Provision) may be amended, supplemented, changed or waived without the prior written consent of the Debt Financing Sources.

SECTION 10.9          Waiver.  Either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered by the other Party pursuant hereto or (c) waive compliance with any of the agreements of the other Party or conditions to such Party’s obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure or delay of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 10.10          No Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article VIII relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement without the Parties’ express written consent.  Notwithstanding the foregoing, each of the Debt Financing Sources shall be an express third-party beneficiary with respect to this Section 10.10, the last sentence of Section 10.8, the last sentence of Section 10.11, Section 10.12(b), Section 10.13, the last sentence of Section 10.14 and Section 10.16(b) (such provisions, collectively, the “Debt Financing Provisions”).

SECTION 10.11          Governing Law.  This Agreement and all claims arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the choice of law principles of such state that would require or permit the application of the Laws of another jurisdiction.  Notwithstanding the foregoing, all claims or causes of action (whether in law or in equity and whether in contract or tort or otherwise), against any Debt Financing Source arising out of or relating to (a) the Debt Commitment Letters or (b) this Agreement, shall, except as otherwise expressly provided in the Debt Commitment Letters, be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to the choice of law principles of such state that would require or permit the application of the Laws of another jurisdiction.

SECTION 10.12          Submission to Jurisdiction.

(a)          Each of the Parties (i) consents to submit itself to the exclusive jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in Wilmington, Delaware, in any Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of any such Action may be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iv) agrees not to bring any Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement (whether in contract, tort, common or statutory law, equity or otherwise) in any other court and (v) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  Each of the Parties waives any defense of inconvenient forum to the maintenance of any Action brought in accordance with this Section 10.12.

(b)          Notwithstanding the foregoing, subject to Section 10.16(b), each of the Parties agrees that it will not, and it will not permit any of its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity and whether in contract or tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby (including, but not limited to, any dispute arising out of or relating to the Debt Financing or the performance thereof) in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan or, in either case, any appellate court from any thereof.

SECTION 10.13          Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, THE DEBT FINANCING AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION AGAINST ANY DEBT FINANCING SOURCE.

EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

SECTION 10.14          Specific Performance.  The Parties hereby expressly recognize and acknowledge that irreparable damage could result, no adequate remedy at law may exist and damages could be difficult to determine if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  Each Party further acknowledges that a breach or violation of this Agreement may not be sufficiently remedied by money damages alone and, accordingly, each Party shall be entitled, without the need to post a bond or other security, in addition to damages and any other remedies provided at law or in equity, to seek specific performance and injunctive and other equitable relief to enforce or prevent any violation.  Each Party agrees not to oppose the granting of such equitable relief on the basis that the Party seeking such specific performance has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity, and to waive, and to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy. Notwithstanding the foregoing, in no event shall the Seller be entitled to or cause Purchaser to seek the remedy of specific performance of this Agreement against the Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing.

SECTION 10.15          Counterparts.  This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 10.16          Non-Recourse.

(a)          Except as set forth in the Equity Commitment Letter, (i) this Agreement and the Ancillary Agreements may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the Ancillary Agreements, or the negotiation, execution or performance of this Agreement or the Ancillary Agreements, may only be brought against the entities that are expressly named as parties hereto or thereto and then only with respect to the specific obligations set forth herein with respect to such Party and (ii) no past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or thereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto or thereto or for any Action based on, in respect of or by reason of the transactions contemplated hereby or thereby.

(b)          Notwithstanding anything to the contrary, no Debt Financing Source shall have any liability to the Seller or any of its Affiliates for any obligations or liabilities of the Purchaser or for any claim (whether at law or equity, in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.  In no event shall the Seller or any of its Affiliates (i) seek to enforce this Agreement against, make or support any claims for breach of this Agreement against, or seek to recover monetary damages from, any Debt Financing Source or (ii) seek to enforce the Debt Financing or the Debt Commitment Letters against, make or support any claims for breach of the Debt Financing or the Debt Commitment Letters against, or seek to recover monetary damages from, or otherwise sue, any Debt Financing Source for any reason, including in connection with the Debt Financing or the Debt Commitment Letters or the obligations of the Debt Financing Sources thereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

P. H. GLATFELTER COMPANY

By:	/s/ John P. Jacunski
	Name:	John P. Jacunski
	Title:	Executive Vice President & Chief Financial Officer

[Signature Page to the Asset Purchase Agreement]

SPARTAN PAPER LLC

By:	/s/ J. Russell Triedman
	Name:	J. Russell Triedman
	Title:	Authorized Signatory

[Signature Page to the Asset Purchase Agreement]